Draft 11/7/17

DOG PARKER, INC.

SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT (CROWDUNDING)

THIS SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT (CROWDFUNDING) (the "**Agreement**") is made and entered into as of [EFFECTIVE DATE]____________ by and among **DOG PARKER, INC.**, a Delaware corporation (the "**Company**"), and each of those persons and entities, severally and not jointly, whose names are set forth on the Schedule of Purchasers attached hereto as Exhibit A (which persons and entities are hereinafter collectively referred to as "**Purchasers**" and each individually as a "**Purchaser**").

RECITALS

WHEREAS, the Company has authorized the sale and issuance of an aggregate of up to 2,566,560 shares of its Series Seed-2 Preferred Stock, par value $0.00001 per share (the "**Authorized Shares**");

WHEREAS, concurrent with the offering pursuant to this Agreement, the Company is also conducting an offering of up to the Authorized Shares pursuant to Rule 506(d) of Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), pursuant to that certain Series Seed-2 Preferred Stock Purchase Agreement, dated as of September 5, 2017 (such offering, the "**Reg D Offering**" and such agreement, the "**Reg D Purchase Agreement**");

WHEREAS, any Authorized Shares purchased in the Reg D Offering pursuant to the Reg D Purchase Agreement will reduce the number of Shares (as defined below) which may sold pursuant to this Agreement;

WHEREAS, Purchasers desire to purchase the Shares on the terms and conditions set forth herein; and

WHEREAS, the Company desires to issue and sell the Shares to Purchasers on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. AGREEMENT TO SELL AND PURCHASE.

1.1 Authorization of Shares. The Company has authorized (a) the sale and issuance to Purchasers of up to 2,566,560 Authorized Shares and (b) the issuance of such shares of common stock, par value $0.00001 per share ("**Common Stock**"), to be issued upon conversion of the Authorized Shares (the "**Conversion Shares**"). The Authorized Shares and the Conversion Shares have the rights, preferences, privileges and restrictions set forth in the Amended and

Restated Certificate of Incorporation of the Company, in the form attached hereto as Exhibit B (the "**Charter**").

1.2 Sale and Purchase. Subject to the terms and conditions hereof, at the Closing (as hereinafter defined), the Company hereby agrees to issue and sell to each Purchaser, and each Purchaser agrees to purchase from the Company, severally and not jointly, the number of Authorized Shares (such shares, the "**Shares**") set forth opposite such Purchaser's name on Exhibit A, at a purchase price of $0.58655 per share. Notwithstanding the foregoing, in no event shall the Company offer, sell or issue an aggregate number of Shares pursuant to this Agreement that would violate the provisions of Regulation Crowdfunding under the Securities Act.

1.3 Use of Proceeds. The proceeds of the sale of Shares hereunder shall be used by the Company for general corporate purposes.

2. **CLOSING, DELIVERY AND PAYMENT**.

2.1 Closing. The initial closing of the sale and purchase of Shares under this Agreement shall take place remotely via the exchange of documents and signatures on the date hereof or at such other time or place as the Company and Purchasers may mutually agree (such date is hereinafter referred to as the "**Initial Closing**"). In the event there is more than one closing within ninety (90) days of the Initial Closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

2.2 Delivery. At the Closing, subject to the terms and conditions hereof, the Company will deliver to each Purchaser a certificate representing the number of Shares to be purchased at the Closing by such Purchaser, against payment of the purchase price therefor by check or wire transfer made payable to the order of the Company, or any combination of the foregoing.

2.3 Sale of Additional Shares. If fewer than all Authorized Shares are sold at the Initial Closing or pursuant to the Reg D Purchase Agreement, the Company shall have the right, any time within ninety (90) days of the Initial Closing, to sell such remaining shares of Series Seed-2 Preferred Stock to one or more additional purchasers as determined by the Company at the price and on the terms set forth herein; *provided*, *however*, that any such additional purchaser shall become a party to this Agreement and the Related Agreements (as defined below) by signing an additional counterpart signature page to each of the other Related Agreements. Any additional purchaser so acquiring shares of Series Seed-2 Preferred Stock shall be considered a "**Purchaser**" for purposes of this Agreement, and any Series Seed Preferred Stock so acquired by such additional purchaser shall be considered "**Shares**" for purposes of this Agreement and all other agreements contemplated hereby.

3. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**.

Except as set forth on a Schedule of Exceptions delivered by the Company to Purchasers at the Initial Closing, the Company hereby represents and warrants to each Purchaser as of the date of the Initial Closing as set forth below.

3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement and the Investors' Rights Agreement in the form attached hereto as Exhibit C (the "**Investors' Rights Agreement**"), the Right of First Refusal and Co-Sale Agreement in the form attached hereto as Exhibit D (the "**ROFR and Co-Sale Agreement**"), the Voting Agreement in the form attached hereto as Exhibit E (the "**Voting Agreement**" and, together with the Investors' Rights Agreement, the ROFR and Co-Sale Agreement, the "**Related Agreements**"), to issue and sell the Shares and the Conversion Shares, to carry out the provisions of this Agreement, the Related Agreements and the Charter, and to carry on its business as presently conducted and as presently proposed to be conducted. The Company is duly qualified to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company (a "**Material Adverse Effect**").

3.2 Subsidiaries. The Company does not own or control any equity security or other interest of any other corporation, partnership, limited liability company or other business entity. The Company is not a participant in any joint venture, partnership, limited liability company or similar arrangement.

3.3 Capitalization; Voting Rights.

(a) The authorized capital stock of the Company, immediately prior to the Initial Closing, consists of 19,600,000, shares of Common Stock, 9,723,668 of which are issued and outstanding, 3,201,524 shares of Series Seed Preferred Stock, all of which are issued and outstanding, and 2,566,560 shares of Series Seed-2 Preferred Stock, 989,785 of which are issued and outstanding.

(b) The Company has reserved an aggregate of 1,833,021 shares of Common Stock for purchase upon exercise of options or other equity awards granted pursuant to the Company's 2016 Equity Incentive Plan (the "**Plan**"). Of such reserved shares of Common Stock, 50,000 shares have been issued pursuant to restricted stock purchase agreements and/or the exercise of options, and no shares are subject to currently outstanding options approved by the Board of Directors of the Company (the "**Board**"). As a result, 1,783,021 shares of Common Stock remain available for future issuance to officers, directors, employees and consultants of the Company under the Plan. In addition to the shares reserved under the Plan, the Company has agreed to issue Financing Warrants pursuant to the Reg D Purchase Agreement, which provide the lead investor in such financing and certain other purchasers thereto the right to acquire up to 221,731 shares of Common Stock as advisor shares in the aggregate. Except as set forth in Section 3.3(b) of the Schedule of Exceptions, the Company has not made any representations regarding equity incentives to any officer, employee, director, consultant or other party that are inconsistent with the share amounts and terms set forth in the minutes of the Board.

(c) Except as set forth in Section 3.3(c) of the Schedule of Exceptions, other than the shares reserved for issuance under the Plan and except as may be granted pursuant to this Agreement and the Related Agreements, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements or agreements of any kind for the purchase or acquisition from the Company of any of its securities.

(d) All issued and outstanding shares of the Company's Common Stock, (i) have been duly authorized, validly issued and are fully paid and nonassessable, (ii) were issued in compliance with all applicable state and federal laws concerning the issuance of securities, and (iii) are subject to a right of first refusal in favor of the Company upon transfer (other than transfers (x) by beneficiary designation, will or intestate succession, (y) to one or more members of the immediate family of the transferor of Common Stock or to a trust established by the tranferor of Common Stock for the benefit of such transferor and/or one or more members of such transferor's immediate family, or (z) with respect to holders of Common Stock who are entities, to a subsidiary, parent, member, manager, partner, limited partner, retired partner, stockholder, predecessor or successor fund or to another entity under common investment management with such entity).

(e) The rights, preferences, privileges and restrictions of the Shares are as stated in the Charter. The Conversion Shares have been duly and validly reserved for issuance. When issued in compliance with the provisions of this Agreement and the Charter, the Shares and the Conversion Shares will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances other than (i) liens and encumbrances created by or imposed upon Purchasers and (ii) any other encumbrances set forth in the Related Agreements; *provided, however*, that the Shares and the Conversion Shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed. The sale of the Shares and the subsequent conversion of the Shares into Conversion Shares are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

(f) Except as set forth in Section 3.3(f) of the Schedule of Exceptions, all options granted and Common Stock issued under the Plan vest as follows: twenty-five percent (25%) of the shares vest one (1) year following the vesting commencement date, with the remaining seventy-five percent (75%) vesting in equal monthly installments over the next three (3) years. Except as set forth in Section 3.3(f) of the Schedule of Exceptions, no stock plan, stock purchase, stock option or other agreement or understanding between the Company and any holder of any equity securities or rights to purchase equity securities provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of: (i) termination of employment or consulting services (whether actual or constructive); (ii) any merger, consolidation sale of stock or assets, change of control or any other transaction(s) by the Company; or (iii) the occurrence of any other event of combination of events.

(g) All outstanding shares of Common Stock, and all shares of Common Stock issuable upon the exercise or conversion of outstanding options, warrants or other exercisable or convertible securities, are subject to a right of first refusal in favor of the Company upon any proposed transfer (other than for estate planning purposes) and a market standoff or "lockup" agreement of not less than 180 days following the Company's initial public offering.

3.4 Authorization; Binding Obligations. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of this Agreement and the Related Agreements, the performance of all obligations of the Company hereunder and thereunder at each Closing and the authorization, sale, issuance and delivery of the Shares pursuant hereto and the Conversion Shares pursuant to the Charter has been validly taken. This Agreement and the Related Agreements, when executed and delivered, will be valid and binding obligations of the Company enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, (b) general principles of equity that restrict the availability of equitable remedies, and (c) to the extent that the enforceability of the indemnification provisions in the Investors' Rights Agreement may be limited by applicable laws.

3.5 Material Liabilities. The Company has no liability or obligation, absolute or contingent (individually or in the aggregate), except (i) obligations and liabilities incurred after the date of incorporation in the ordinary course of business that are not material, individually or in the aggregate, and (ii) obligations under contracts made in the ordinary course of business that would not be required to be reflected in financial statements prepared in accordance with generally accepted accounting principles.

3.6 Agreements; Action.

(a) Except as set forth in Section 3.6(a) of the Schedule of Exceptions, and except for agreements explicitly contemplated hereby and agreements between the Company and its employees with respect to the sale of the Company's outstanding Common Stock, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, employees, affiliates or any affiliate thereof.

(b) Except for the agreements set forth in Section 3.6(b) of the Schedule of Exceptions and agreements explicitly contemplated hereby, there are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or by which it is bound which may involve (i) future obligations (contingent or otherwise) of, or payments to, the Company in excess of $25,000 individually or $50,000 in the aggregate (other than employment agreements, offer letters or consulting agreements), or (ii) the material transfer or license of any patent, copyright, trade secret or other proprietary right to or from the Company (other than (A) licenses by the Company of "off the shelf" or other standard products or (B) the nonexclusive license of the Company's software and products in object code form in the ordinary course of business pursuant to standard end-user agreements), or (iii) provisions restricting the development, manufacture or distribution of the Company's products or services or (iv) indemnification by the Company with respect to infringements of proprietary rights (each, a "**Material Agreement**"). To the Company's knowledge, the Company is not in breach of or default under any Material Agreement and there is no current claim or threat that the Company is or has been in breach of or default under any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms. To the Company's knowledge, no other party to a Material Agreement is in breach of or default under any Material Agreement. The Company has furnished to the Purchasers true and complete copies of all Material Agreements.

(c) The Company has not (i) accrued, declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred or guaranteed any indebtedness for money borrowed or any other liabilities (other than trade payables incurred in the ordinary course of business) individually in excess of $50,000 or, in the case of indebtedness and/or liabilities less than $50,000 individually, in excess of $100,000 in the aggregate, (iii) made any loans or advances to any person, other than ordinary advances for travel expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business.

(d) For the purposes of subsections (b) and (c) above, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person or entity (including persons or entities the Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

3.7 Obligations to Related Parties. There are no obligations of the Company to officers, directors, stockholders, or employees of the Company, or their affiliates, other than (a) for current payment of salary for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Company in the ordinary course of business and (c) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company). None of the officers, directors, key employees or stockholders of the Company or, to the best of the Company's knowledge, any members of their immediate families, is indebted to the Company or has any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation that competes with the Company, other than (i) passive investments in publicly traded companies (representing less than 1% of such company) which may compete with the Company and (ii) investments by venture capital funds or other institutional investors with which directors of the Company may be affiliated and service as a board member of a company in connection therewith due to a person's affiliation with a venture capital fund or other institutional investor in such company. No officer, director or stockholder, or any member of their immediate families, is, directly or indirectly, interested in any material contract with the Company (other than such contracts as relate to any such person's ownership of capital stock or other securities of the Company).

3.8 Title to Properties and Assets; Liens, Etc. The Company has good and marketable title to its properties and assets and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than (a) those resulting from taxes which have not yet become delinquent, (b) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company, and (c) those that have otherwise arisen in the ordinary course of business. The Company does not own any real property.

3.9 Intellectual Property.

(a) To its knowledge (but without having conducted any special investigation or patent or trademark search), the Company owns or possesses sufficient legal rights

to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes (collectively, the "**Company Intellectual Property**") necessary for its business as now conducted and as presently proposed to be conducted, without any known infringement of the rights of others, except for such items as have yet to be conceived or developed or that are reasonably expected to be available for licensing on reasonable terms from third parties. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. There are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership of interests of any kind relating to the Company Intellectual Property that is owned by or exclusively licensed to the Company, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes of any other person or entity other than such licenses or agreements arising from the purchase of "off the shelf" or standard products.

(b) The Company has not received any communications alleging that the Company has violated or, by conducting its business as presently proposed to be conducted, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, privacy or data rights or other proprietary rights of any other person or entity.

(c) To the Company's knowledge (after reasonably inquiry), none of the Company's employees are obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Company or that would conflict with the Company's business as presently conducted or proposed to be conducted. Each former and current employee, officer and consultant of the Company has executed a proprietary information and inventions agreement in a form made available to the Purchasers. No former or current employee, officer or consultant of the Company has excluded works or inventions made prior to his or her employment with the Company from his or her assignment of inventions pursuant to such employee, officer or consultant's proprietary information and inventions agreement. The Company does not believe it is or will be necessary to utilize any inventions, trade secrets or proprietary information of any of its employees made prior to their employment by the Company, except for inventions, trade secrets or proprietary information that have been assigned to the Company.

(d) The Company will establish and maintain appropriate and reasonable procedures, in consultation with the Board, for developing software and using any "free", "open source", copyleft or community software or source code, including any libraries or code licensed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively "**Open Source Software**"). Neither the Company, the Company's products, nor any software or technology developed or under development by or for the Company is subject to any obligation or condition that would materially restrict the ability of the Company to protect its proprietary interests in any such products, software or technology or would require or purport to require that any of the Company's products or any other software or other technology developed or under development by or for the Company: (i) be disclosed,

distributed, or made available in source code form; (ii) be licensed with the permission to create derivative works; (iii) be subject to any restriction on the consideration to be charged for such product, software or technology; or (iv) be subject to any other limitation, restriction or condition on the right of the Company with respect to its use or distribution of such product, software or technology.

3.10 Compliance with Other Instruments. The Company is not in violation or default of any term of its charter documents, each as amended, or of any provision of any mortgage, indenture, contract, lease, agreement, instrument or contract to which it is party or by which it is bound or of any judgment, decree, order or writ other than any such violation that would not have a Material Adverse Effect on the Company. The execution, delivery, and performance of and compliance with this Agreement, and the Related Agreements, and the issuance and sale of the Shares pursuant hereto and of the Conversion Shares pursuant to the Charter, will not, with or without the passage of time or giving of notice, result in any such violation, or be in conflict with or constitute a default under any such term or provision, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties.

3.11 Litigation. There is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against the Company that would reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect, or any change in the current equity ownership of the Company or that questions the validity of this Agreement or the Related Agreements or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby, nor is the Company aware that there is any basis for any of the foregoing. The foregoing includes, without limitation, actions pending or, to the Company's knowledge, threatened or any basis therefore known by the Company involving the prior employment of any of the Company's employees, their use in connection with the Company's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. The Company is not a party or to its knowledge subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

3.12 Tax Returns and Payments. The Company is and always has been a subchapter C corporation. The Company has timely filed all tax returns (federal, state and local) required to be filed by it. All taxes shown to be due and payable on such returns, any assessments imposed, and to the Company's knowledge all other taxes due and payable by the Company on or before the Initial Closing, have been paid or will be paid prior to the time they become delinquent. The Company has not been advised (a) that any of its returns, federal, state or other, have been or are being audited as of the date hereof, or (b) of any deficiency in assessment or proposed judgment to its federal, state or other taxes. There is no liability of any tax to be imposed upon the Company's properties or assets as of the date of this Agreement that is not adequately provided for.

3.13 Employees. The Company has no collective bargaining agreements with any of its employees. There is no labor union organizing activity pending or, to the Company's knowledge, threatened with respect to the Company. Except as set forth in Section 3.13 of the Schedule of Exceptions, the Company is not a party to or bound by any currently effective employment contract, deferred compensation arrangement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee compensation plan or agreement. No employee of the Company has been granted the right to continued employment by the Company or to any compensation following termination of employment with the Company. To the Company's knowledge, no employee of the Company, nor any consultant with whom the Company has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company; and the continued employment by the Company of its present employees, and the performance of the Company's contracts with its independent contractors, will not result in any such violation. The Company has not received any notice alleging that any such violation has occurred. The Company is not aware that any officer, key employee or group of employees intends to terminate his, her or its employment with the Company, nor does the Company have a present intention to terminate the employment of any officer, key employee or group of employees. There are no actions pending or, to the Company's knowledge, threatened by any former or current employee concerning such person's employment by the Company.

3.14 Obligations of Management. Except as set forth in Section 3.14 of the Schedule of Exceptions, each officer and key employee of the Company is currently devoting substantially all of his or her business time to the conduct of the business of the Company. The Company is not aware that any officer or key employee of the Company is planning to work less than full time at the Company in the future. No officer or key employee is currently working or, to the Company's knowledge, plans to work for a competitive enterprise, whether or not such officer or key employee is or will be compensated by such enterprise.

3.15 Registration Rights and Voting Rights. Except as may be required pursuant to the Investors' Rights Agreement, the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act of 1933, as amended (the "**Securities Act**"), any of the Company's presently outstanding securities or any of its securities that may hereafter be issued. To the Company's knowledge, except as contemplated in the Voting Agreement, no stockholder of the Company has entered into any agreement with respect to the voting of equity securities of the Company.

3.16 Compliance with Laws; Permits. The Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or, to the knowledge of the Company, foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement or the issuance of the Shares or the Conversion Shares, except such as have been duly and validly obtained or filed, or with respect to any filings that must be made after each Closing, as will be filed in a timely manner. The Company has all franchises,

permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, assets, properties or financial condition of the Company and reasonably believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted.

3.17 Environmental and Safety Laws. The Company is not in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

3.18 Offering Valid.

(a) Assuming the accuracy of the representations and warranties of Purchasers contained in Section 4.2 hereof, the offer, sale and issuance of the Shares and the Conversion Shares will be exempt from the registration requirements of the Securities Act, and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. Neither the Company nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Shares to any person or persons so as to bring the sale of such Shares by the Company within the registration provisions of the Securities Act or any state securities laws.

(b) No "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a "**Disqualification Event**") is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable. "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

3.19 Section 83(b) Elections. All elections and notices permitted by Section 83(b) of the Code and any analogous provisions of applicable state tax laws have been timely filed by all employees who have purchased shares of the Company's common stock under agreements that provide for the vesting of such shares.

3.20 Qualified Small Business. The Company represents and warrants to Purchasers that the Company is a "qualified small business" within the meaning of Section 1202(d) of the Internal Revenue Code of 1986, as amended (the "**Code**"), as of the date hereof and the Shares should qualify as "qualified small business stock" as defined in Section 1202(c) of the Code as of the date hereof.

3.21 Real Property Holding Corporation. The Company is not a real property holding corporation within the meaning of Code Section 897(c)(2) and any regulations promulgated thereunder.

3.22 Data Privacy. In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers,

prospective customers, employees and/or other third parties (collectively "**Personal Information**"), the Company is and has been in material compliance with all applicable laws in all relevant jurisdictions, the Company's privacy policies and the requirements of any contract or codes of conduct to which the Company is a party. The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. The Company is and has been in compliance in all material respects with all laws relating to data loss, theft and breach of security notification obligations.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASERS.

Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows (provided that such representations and warranties do not lessen or obviate the representations and warranties of the Company set forth in this Agreement):

4.1 Requisite Power and Authority. Purchaser has all necessary power and authority to execute and deliver this Agreement and the Related Agreements and to carry out their provisions. All action on Purchaser's part required for the lawful execution and delivery of this Agreement and the Related Agreements has been taken. Upon their execution and delivery, this Agreement and the Related Agreements will be valid and binding obligations of Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, (b) as limited by general principles of equity that restrict the availability of equitable remedies, and (c) to the extent that the enforceability of the indemnification provisions of the Investors' Rights Agreement may be limited by applicable laws.

4.2 Crowdfunding Investments. If the Purchaser's annual income or net worth is less than $107,000, the Purchaser has not, in the past twelve (12) months (including the date hereof), invested more than the greater of (i) five percent (5%) of the lesser of such annual income and net worth and (ii) $2,200 in all crowdfunding offerings (including the offering of Shares pursuant to this Agreement), and will not, in the following twelve (12) months (including the date hereof), invest more than the greater of (a) five percent (5%) of the lesser of such annual income and net worth and (b) $2,200 in all crowd funding offerings (including the offering of Shares pursuant to this Agreement). If the Purchaser's annual income and net worth are both equal to or greater than $107,000, the Purchaser has not, in the past twelve (12) months (including the date hereof), invested more than ten percent (10%) of the lesser of such annual income and net worth in all crowdfunding offerings (including the offering of Shares pursuant to this Agreement), and will not, in the following twelve (12) months (including the date hereof), invest more than ten percent (10%) of the lesser of such annual income and net worth in all crowdfunding offerings (including the offering of Shares pursuant to this Agreement). In no event has the Purchaser, in the past twelve (12) months (including the date hereof), invested more than $107,000 in all crowdfunding offerings (including the offering of Shares pursuant to this Agreement), and in no event will the Purchaser, in the following twelve (12) months (including the date hereof), invest more than $107,000 in all crowdfunding offerings (including the offering of Shares pursuant to this Agreement).

4.3 Investment Representations. Purchaser understands that neither the Shares nor the Conversion Shares have been registered under the Securities Act. Purchaser also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in the Agreement. Purchaser hereby represents and warrants as follows:

(a) Purchaser Bears Economic Risk. Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Purchaser must bear the economic risk of this investment indefinitely unless the Shares (or the Conversion Shares) are registered pursuant to the Securities Act, or an exemption from registration is available. Purchaser understands that the Company has no present intention of registering the Shares, the Conversion Shares or any shares of its Common Stock. Purchaser also understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow Purchaser to transfer all or any portion of the Shares or the Conversion Shares under the circumstances, in the amounts or at the times Purchaser might propose.

(b) Acquisition for Own Account. Purchaser is acquiring the Shares and, if issued, the Conversion Shares for Purchaser's own account for investment only, and not with a view towards their distribution.

(c) Purchaser Can Protect Its Interest. Purchaser represents that by reason of its, or of its management's, business or financial experience, Purchaser has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement, and the Related Agreements. Further, Purchaser is aware of no publication of any advertisement in connection with the transactions contemplated in the Agreement.

(d) Sophisticated Investor. The Purchaser is an investor in securities of companies in the development stage and acknowledges that Purchaser is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares. If other than an individual, Purchaser also represents it has not been organized for the purpose of acquiring the Shares.

(e) Company Information. Purchaser has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Purchaser has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.

(f) Rule 144. Purchaser acknowledges and agrees that the Shares, and, if issued, the Conversion Shares are "restricted securities" as defined in Rule 144 promulgated under the Securities Act as in effect from time to time and must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser has been advised or is aware of the provisions of Rule 144, which permits

limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information about the Company, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding specified limitations.

(g) Residence. If Purchaser is an individual, then Purchaser resides in the state or province identified in the address of Purchaser set forth on Exhibit A; if Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of Purchaser in which its investment decision was made is located at the address or addresses of Purchaser set forth on Exhibit A.

4.4 Transfer Restrictions. Each Purchaser acknowledges and agrees that the Shares and, if issued, the Conversion Shares are subject to restrictions on transfer as set forth in the Investors' Rights Agreement.

4.5 Irrevocable Proxy.

(a) Appointment. Each Purchaser that is purchasing less than 42,622 Shares (i.e. $25,000 of Shares) hereby appoints, and shall appoint in the future upon request, the President and/or Chief Executive Officer of the Company (the "***Subject Officers***") as such Purchaser's true and lawful proxy and attorney, with the power to act alone and full power of substitution, to, consistent with this instrument and on behalf of such Purchaser, (i) give and receive notices and communications, (ii) execute any instrument or document that any Subject Officer determines is necessary or appropriate in the exercise of its authority under this instrument, (iii) take all actions necessary or appropriate in the judgment of any Subject Officer for the accomplishment of the foregoing, and (iv) vote all of the Shares in his or her sole discretion on any and all matters for which such Shares are entitled to vote, including, without limitation, all amendments to and waivers of the provisions of the Charter, and consents to any corporate actions requiring the consent of the stockholders of the Company. The proxy and power granted by each Purchaser pursuant to this Section 4.5 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as a Purchaser is an individual, will survive the death, incompetency and disability of such Purchaser and, so long as a Purchaser is an entity, will survive the merger or reorganization of such Purchaser or any other entity holding this instrument. Each Subject Officer is an intended third-party beneficiary of this Section 4.5 and has the right, power and authority to enforce the provisions hereof as though party hereto.

(b) Limitation of Liability. Other than with respect to the gross negligence or willful misconduct of a Subject Officer, in his or her capacity as each Purchaser's true and lawful proxy and attorney pursuant to Section 4.5 (collectively, the "***Proxy***"), the Proxy will not be liable for any act done or omitted in his or her capacity as each Purchaser's representative pursuant to this instrument while acting in good faith, and any written advice of outside counsel to do or omit any act will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of any Purchaser otherwise exist against the Proxy. Each Purchaser shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures,

actions, fees, costs and expenses (including, without limitation, the fees and expenses of counsel and experts and their staffs, and all expense of document location, duplication and shipment) (collectively, "***Proxy Losses***") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of each Purchaser pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided that, in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse each Purchaser the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the purchase amount for the Shares). In no event will the Proxy be required to advance his or her own funds on behalf of any Purchaser or Purchasers or otherwise. Each Purchaser acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument. A decision, act, consent or instruction of the Proxy constitutes a decision of any applicable Purchaser or Purchasers and is final, binding and conclusive upon such Purchaser or Purchasers. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of any applicable Purchaser or Purchasers. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

4.6 Company Repurchase Right. With respect to each Purchaser that is purchasing less than 42,622 Shares (i.e. $25,000 of Shares), the Company may repurchase the Shares held by such Purchaser prior to a Deemed Liquidation Event (as defined in the Charter) for the greater of (i) the amount paid for such Shares by the Purchaser and (ii) the fair market value of the Shares held by such Purchaser, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"). Such independent appraiser shall be regularly engaged in the valuation of securities.

5. CONDITIONS TO CLOSING.

5.1 Conditions to Obligations of the Company. The Company's obligation to issue and sell the Shares to the applicable Purchasers at each Closing is subject to the satisfaction, on or prior to the applicable Closing, of the following conditions:

(a) Compliance with Regulation Crowdfunding. The obligation of the Company to sell Shares to any Purchaser at any applicable Closing is subject to such Purchaser's completion of such documents and certificates and acceptance of such terms and conditions as the Company and/or Wefunder Portal LLC requires in connection with such Closing in order for such sale to comply with the provision of Regulation Crowdfunding under the Securities Act

(b) Representations and Warranties True. The representations and warranties in Section 4 made by each Purchaser acquiring Shares at such Closing shall be true and correct in all respects at the date of such Closing, with the same force and effect as if they had been made on and as of said date.

(c) **Performance of Obligations.** Each Purchaser acquiring Shares at such Closing shall have performed and complied with all agreements and conditions herein required to be performed or complied with by such Purchasers on or before such Closing.

(d) **Investors' Rights Agreement.** The Investors' Rights Agreement substantially in the form attached hereto as Exhibit C shall have been executed and delivered by each Purchaser acquiring Shares at such Closing.

(e) **ROFR and Co-Sale Agreement.** The ROFR and Co-Sale Agreement substantially in the form attached hereto as Exhibit D shall have been executed and delivered by each Purchaser acquiring Shares at such Closing.

(f) **Voting Agreement.** The Voting Agreement substantially in the form attached hereto as Exhibit E shall have been executed and delivered by each Purchaser acquiring Shares at such Closing.

(g) **Consents, Permits, and Waivers.** The Company shall have obtained any and all consents, permits and waivers necessary or appropriate for consummation of the transactions contemplated by the Agreement and the Related Agreements (including any filing required to comply with the Hart Scott Rodino Antitrust Improvements Act of 1976, and except for such as may be properly obtained subsequent to such Closing).

6. **MISCELLANEOUS.**

6.1 **Governing Law.** This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

6.2 **Survival.** The representations, warranties, covenants and agreements made herein shall survive the closing of the transactions contemplated hereby. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder solely as of the date of such certificate or instrument. The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by Purchasers, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, Purchasers or any of its representatives.

6.3 **Successors and Assigns.** Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors and administrators and shall inure to the benefit of and be enforceable by each person who shall be a holder of the Shares from time to time; *provided, however*, that prior to the receipt by the Company of adequate written notice of the transfer of any Shares specifying the full name and address of the transferee, the Company may deem and treat

the person listed as the holder of such Shares in its records as the absolute owner and holder of such Shares for all purposes.

6.4 Entire Agreement. This Agreement, the exhibits and schedules hereto, the Related Agreements, the Charter and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable for or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein.

6.5 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

6.6 Amendment and Waiver. This Agreement may be amended or modified, and the obligations of the Company and the rights of the holders of the Shares and the Conversion Shares under the Agreement may be waived, only upon the written consent of the Company and holders of a majority of the Shares purchased pursuant to this Agreement (treated as if converted and including any Conversion Shares into which the then outstanding Shares have been converted), including Benslie. Notwithstanding the foregoing, this Agreement may not be amended or modified and the observance of any term hereof may not be waived with respect to any holder of Shares or Conversion Shares without the written consent of such holder, unless such amendment, modification or waiver applies to all holders of Shares and Conversion Shares in the same fashion. Any amendment or waiver effected in accordance with this section shall be binding upon each holder of any Shares purchased under this Agreement (or of any Conversion Shares issued upon conversion of any Shares) at the time outstanding, each future holder of all such securities, and the Company.

6.7 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, the Related Agreements or the Charter, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party's part of any breach, default or noncompliance under this Agreement, the Related Agreements or under the Charter or any waiver on such party's part of any provisions or conditions of the Agreement, the Related Agreements, or the Charter must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, the Related Agreements, the Related Charter, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

6.8 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified; (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then

on the recipient's next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Exhibit A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.8.

6.9 Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Agreement.

6.10 Titles and Subtitles. The titles of the sections and subsections of the Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

6.11 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.12 Broker's Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this Section 6.12 being untrue.

6.13 Exculpation Among Purchasers. Each Purchaser acknowledges that it is not relying upon any person, firm, or corporation, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. Each Purchaser agrees that no Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares and Conversion Shares.

6.14 Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of this Agreement or any of the Related Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.15 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

6.16 Dispute Resolution. The parties hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

6.17 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER DOCUMENTS EXECUTED IN CONNECTION WITH THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[***Signature pages follow***]

IN WITNESS WHEREOF, the parties hereto have executed the **SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT (CROWDFUNDING)** as of the date set forth in the first paragraph hereof.

COMPANY:

DOG PARKER, INC.

By: *Founder Signature*
Name: Chelsea Brownridge
Title: Chief Executive Officer

Address: 586 Vanderbilt Avenue #1
Brooklyn, NY 11238

IN WITNESS WHEREOF, the parties hereto have executed the **SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT (CROWDFUNDING)** as of the date set forth in the first paragraph hereof.

1. The Purchaser hereby certifies that such Purchaser has read and understands: (a) the Purchase Agreement; (b) the Charter; (c) the Related Agreements; and (d) the Company's Form C filed with the Securities and Exchange Commission (the "***Form C***").

2. The Purchaser hereby agrees that, as a condition precedent to and effective upon the issuance of the Shares to the Purchaser at the applicable Closing, (a) the Purchaser shall become a party to and bound by the Purchase Agreement as a "Purchaser," (b) the Purchaser shall become a party to and bound by the Investors' Rights Agreement as an "Investor," (c) the Purchaser shall become a party to and bound by the Voting Agreement as an "Investor," and (d) (b) the Purchaser shall become a party to and bound by the ROFR and Co-Sale Agreement as an "Investor." The Purchaser has read and agrees to the provisions regarding cancellation of the Purchase Agreement set forth in the Form C including under the provisions relating to the Company's right to cancel

3. The Purchaser hereby confirms that the representations and warranties of the Purchasers contained in Section 4 of the Purchase Agreement are true and correct with respect to the New Purchaser as of the date hereof

PURCHASER:

____
(Print Name of Purchaser)

By: Investor Signature

Name: [INVESTOR NAME]
(print)

Title: [INVESTOR TITLE]

EXHIBIT A

SCHEDULE OF PURCHASERS

NAME	SHARES		PURCHASE PRICE
[Investor Name]	[SHARES]		$[AMOUNT]

1. COMPLETE SCHEDULE OF PURCHASERS WILL BE PROVIDED UPON CLOSING.

EXHIBIT B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DOG PARKER, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF AUGUST, A.D. 2017, AT 5:33 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6011623 8100
SR# 20175919822

Authentication: 203133326
Date: 08-28-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:33 PM 08/28/2017
FILED 05:33 PM 08/28/2017
SR 20175919822 - File Number 6011623

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DOG PARKER, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Dog Parker, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the original name of this corporation is Dog Parker, Inc., and that this corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on April 8, 2016 and its Amended and Restated Certificate of Incorporation on November 17, 2016 (the "**Prior Certificate**").

2. Pursuant to Sections 242 and 245 of the General Corporation Law, this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**") restates and integrates and further amends the provisions of the Prior Certificate in its entirety, to read as follows:

FIRST: The name of this corporation is Dog Parker, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 874 Walker Road Suite C Dover, DE 19904. The name of the registered agent of the Corporation located at this address is United Corporate Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of each such class which the Corporation shall have authority to issue is 19,600,000 shares of Common Stock, par value $0.00001 per share (the "**Common Stock**"), and 5,768,084 shares of Preferred Stock, par value $0.00001 per share (the "**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however*, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate or any contractual rights of the holders of Common Stock or Preferred Stock) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate vote of the holders of Common Stock.

B. PREFERRED STOCK

Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

C. SERIES SEED PREFERRED STOCK AND SERIES SEED-2 PREFERRED STOCK

3,201,524 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" and such series shall have the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth herein. 2,566,560 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**" and such series shall have the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth herein. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth.

1. Dividends. The holders of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this Corporation) on the Common Stock of this Corporation, dividends at the rate of $0.02928 per annum on each outstanding share of Series Seed Preferred Stock and $0.03519 per annum on each outstanding share of Series Seed-2 Preferred Stock (in each case, subject to

appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series), payable when, as and if declared by the Board of Directors of the Corporation (the "**Board**") and shall not be cumulative. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); *provided, however*, that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed-2 Preferred Stock dividend. The "**Series Seed Original Issue Price**" is equal to $0.48797 per share, and the "**Series Seed-2 Original Issue Price**" is equal to $0.58655 per share (in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Series Seed Preferred Stock or Series Seed-2 Preferred Stock). The Series Seed Original Issue Price and Series Seed-2 Original Issue Price are sometimes referred to herein as the "**Original Issue Price**," as applicable. Notwithstanding anything to the contrary set forth herein, payment of any dividends or distributions on capital stock of the Corporation shall be subject to Subsection 3(c).

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(a) Preferential Payments to Holders of Series Seed-2 Preferred Stock. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation (including a Deemed Liquidation Event (as defined below)), the holders of each share of Series Seed-2 Preferred Stock shall be entitled to be paid out of the assets available for distribution to the Corporation's stockholders, before any payment shall be made to the holders of Series Seed Preferred Stock or Common Stock by reason of their ownership thereof, a per share amount equal to the greater of: (i) the Series Seed-2 Original Issue Price plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all the shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed

Liquidation Event (the "**Series Seed-2 Liquidation Preference**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-2 Preferred Stock the entire aggregate Series Seed-2 Liquidation Preference for all outstanding shares thereof, the holders of shares of the Series Seed-2 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series Seed-2 Preferred Stock held by them upon such distribution if such aggregate Series Seed-2 Liquidation Preference were paid in full.

(b) Preferential Payments to Holders of Series Seed Preferred Stock. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation (including a Deemed Liquidation Event (as defined below)), after the payment in full of all preferential amounts required to be paid to the holders of Series Seed-2 Preferred Stock pursuant to Subsection 2(a), the holders of each share of Series Seed Preferred Stock shall be entitled to be paid out of the assets available for distribution to the Corporation's stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, a per share amount equal to the greater of: (i) the Series Seed Original Issue Price plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all the shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (the "**Series Seed Liquidation Preference,**" and together with the Series Seed-2 Liquidation Preference, the "**Preferred Liquidation Preference**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the entire aggregate Series Seed Liquidation Preference for all outstanding shares thereof, the holders of shares of the Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if such aggregate Series Seed Liquidation Preference were paid in full.

(c) Payment of Remaining Assets. After the payment in full of all preferential amounts required to be paid to the holders of Preferred Stock pursuant to Subsection 2(a) and 2(b) the holders of shares of Common Stock then outstanding shall be entitled to receive the remaining assets available for distribution to the Corporation's stockholders *pro rata* as otherwise set forth in this Restated Certificate.

(d) Deemed Liquidation Events.

(i) The following events shall be deemed to be a liquidation of the Corporation for purposes of this Section 2 (a "**Deemed Liquidation Event**"), unless stockholders holding a majority of the outstanding shares of the Preferred Stock voting exclusively, as a separate class from the Common Stock and on an as-converted to Common Stock basis (the "**Requisite Investors**"), including Benslie International Limited (the "**Lead Investor**"), provided that the Lead Investor holds at least the threshold amount, which, for purposes of this Restated Certificate, shall equal 6.20% of the Corporation on a fully diluted, as

converted basis, including any authorized but unissued shares of Common Stock under the Corporation's 2016 Equity Incentive Plan (the "**Threshold Amount**"), elect otherwise by written notice given to the Corporation at least five (5) days prior to the effective date of any such event:

(A) a merger or consolidation in which

(I) the Corporation is a constituent party or

(II) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation, in each case in substantially the same proportions (as determined by comparison to the other stockholders immediately prior to such merger or consolidation), and with all of their same respective rights, powers, preferences, privileges, restrictions, qualifications and limitations, as in effect immediately prior to such merger or consolidation (*provided*, *however*, that, for the purpose of this Subsection 2(d)(i), all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(B) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole (including technology assets or intellectual property), or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation (an "**Asset Sale**").

(ii) The Corporation shall not have the power to effect any transaction constituting a Deemed Liquidation Event pursuant to Subsection 2(d)(i)(A)(I) above unless the acquisition, sale or merger agreement provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2(a)-(c) above.

(iii) In the event of a Deemed Liquidation Event pursuant to Subsection 2(d)(i)(A)(II) or 2(d)(i)(B) above, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (A) the Corporation shall deliver a written notice to each holder of shares of each series of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (B) to require the redemption of such shares of each series of Preferred Stock, and (B) if the Requisite Investors (including the Lead Investor, provided that the Lead Investor holds at least the Threshold Amount) so request in a written instrument delivered to the Corporation not later than one hundred and twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or exclusively licensed, as determined in good faith by the Board (the "**Net Proceeds**")) to redeem, to the extent legally available therefor, on the one hundred and fiftieth (150th) day after such Deemed Liquidation Event (the "**Liquidation Redemption Date**"), all outstanding shares of Preferred Stock at a price per share equal to the applicable Preferred Liquidation Preference. If the Net Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock or if the Corporation does not have sufficient lawfully available funds to effect such redemption, the Corporation shall redeem a *pro rata* portion (based upon the total amount of proceeds to which each holder would be entitled if sufficient funds were available to fully redeem such shares) of each holder's shares of Preferred Stock to the fullest extent of such Net Proceeds or such lawfully available funds, as the case may be, and, where such redemption is limited by the amount of lawfully available funds, the Corporation shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. Prior to the distribution or redemption provided for in this Subsection 2(d)(iii), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in the ordinary course of business.

(iv) In the event of any redemption of the Preferred Stock pursuant to Subsection 2(d)(iii), the Corporation shall send written notice of such redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock promptly following the receipt of request for such redemption. Each Redemption Notice shall state: (A) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (B) the Redemption Date and the amount of the Net Proceeds such holder is entitled to receive pursuant to such redemption (the "**Redemption Price**"); (C) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4(a)); and (D) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(v) On or before the Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the

Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

(vi) If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

(vii) Any shares of Preferred Stock which are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately canceled and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

(e) Value of Liquidation Proceeds. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such voluntary or involuntary liquidation, dissolution or winding up of the Corporation, Deemed Liquidation Event or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board, except that any securities to be distributed to the stockholders shall be valued as follows: (i) unless otherwise specified in a definitive agreement for the acquisition of the Corporation, if traded on a nationally recognized securities exchange or inter-dealer quotation system, the value of such securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty-one (21) trading days (or all such trading days on which such securities have been traded if fewer than twenty-one (21) days) preceding the consummation of such voluntary or involuntary liquidation, dissolution or winding up of the Corporation, Deemed Liquidation Event or liquidation redemption; (ii) if clause (i) does not apply but the securities are traded over-the-counter, then, unless otherwise specified in a definitive agreement for the acquisition of the Corporation, the value shall be deemed to be the average of the closing bid prices over the twenty-one (21) trading days (or all such trading days on which such securities have been traded if fewer than twenty-one (21) days) preceding such transaction; and (iii) if there is no active public market, the value of such securities shall be the fair market value thereof, as determined in good faith by resolution of the Board.

(f) Allocation of Escrow and Contingent Consideration. If, in connection with a Deemed Liquidation Event, any portion of the consideration payable to the stockholders

of the Corporation is payable to the stockholders of the Corporation subject to contingencies (the "**Additional Consideration**"), the sale, acquisition or merger agreement shall provide that (a) the portion of such consideration that is not subject to any contingencies (the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2(a) and 2(b) above as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2(a) and 2(b) above after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2(e), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

(a) Number of Votes. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of a series of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of such series of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or as provided in this Restated Certificate (including, but not limited to, Subsections 3(b) and 3(c) below), the holders of each series of Preferred Stock shall vote together with the holders of Common Stock as a single class.

(b) Election of Directors. The holders of Series Seed Preferred Stock, voting exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed Director**"), the holders of Series Seed-2 Preferred Stock, voting exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed-2 Director,**" and together with the Series Seed Director, the "**Preferred Directors**"), the holders of record of the shares of Common Stock, voting exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (each, a "**Common Director**"), and the holders of the Common Stock and Preferred Stock, voting together as a single class and on an as-converted to Common Stock basis, shall be entitled to elect one (1) director of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to the first sentence of this Subsection 3(b), then any directorship not so filled shall remain vacant until such time as the holders of the applicable series of Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class, if applicable. The

holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), voting together as a single class and on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. A vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3(b).

(c) Preferred Stock Protective Provisions. For so long as at least 1,922,695 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Preferred Stock) remain outstanding, neither the Corporation nor any subsidiary of the Corporation shall, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the Requisite Investors, including the Lead Investor, provided that the Lead Investor holds at least the Threshold Amount, given in writing or by vote at a meeting (and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect):

(i) create or authorize (by reclassification or otherwise, other than share splits, share dividends and other technical changes in the Corporation's capitalization) any additional class or series of stock of the Corporation, or issue shares of such class or series of stock, that is either (A) *pari passu* with, and has substantially equivalent rights as, any existing series of Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends, redemption rights and voting rights, unless such additional class or series of stock is created with and issued at an original issue price equal to or greater than the Series Seed Original Issue Price, or (B) senior to the Series Seed-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends, redemption rights and voting rights (any equity financing in which shares are authorized and issued not in violation of this Subsection 3(c)(i), an "**Exempted Financing**");

(ii) liquidate, dissolve or wind-up the business and affairs of the Corporation or any subsidiary of the Corporation, or effect any merger, consolidation, recapitalization, reorganization or Deemed Liquidation Event of the Corporation or any subsidiary of the Corporation, other than any such transaction that results in holders of the Preferred Stock receiving a price per share equal to at least three times the Series Seed Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Preferred Stock) (any such transaction, an "**Excluded Sale**");

(iii) reclassify or recapitalize (other than share splits, share dividends and other technical changes in the Corporation's capitalization) the authorized shares of Common Stock or Preferred Stock (or any series thereof);

(iv) increase or decrease the authorized number of directors constituting the Board, other than in connection with an Exempted Financing;

(v) amend, alter, waive or repeal any provision of this Restated Certificate of the Corporation in a manner that adversely affects the powers, preferences or special rights of any series of Preferred Stock;

(vi) create or authorize the creation of any mortgage, pledge or other security interest in all or substantially all of the property of the Corporation with respect to incurrence by the Corporation of any indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000;

(vii) declare or pay any dividend on any share of Common Stock or Preferred Stock;

(viii) transfer or grant an unlimited exclusive license to all or substantially all of the Corporation's intellectual property other than in the Company's ordinary course of business or an Excluded Sale; or

(ix) permit any subsidiary of the Corporation to do any of the foregoing.

4. Optional Conversion of Preferred Stock into Common Stock.

The holders of Preferred Stock shall have rights to convert their shares of Preferred Stock into shares of Common Stock as follows (the "**Common Stock Conversion Rights**"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the Conversion Price (as defined below) for the relevant series of Preferred Stock in effect at the time of conversion. As of the date of filing of this Restated Certificate, the "**Conversion Price**" applicable (i) to the Series Seed Preferred Stock shall initially be equal to the Series Seed Original Issue Price per share and (ii) to the Series Seed-2 Preferred Stock shall initially be equal to the Series Seed-2 Original Issue Price per share. The applicable Conversion Price, and the rate at which shares of each series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2(d)(iii) hereof, the Common Stock Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Common Stock Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Common Stock Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

(b) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of shares of any series of Preferred Stock. In lieu of any fractional shares of Common Stock to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

(c) Mechanics of Conversion.

(i) In order for a holder of any series of Preferred Stock to voluntarily convert such shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or such later date, which may be contingent upon an event, as may be specified in such notice) shall be the time of conversion (the "**Common Stock Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Common Stock Conversion Time, issue and deliver at such office to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.

(ii) The Corporation shall at all times when shares of any series of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this

Restated Certificate. Before taking any action which would cause an adjustment reducing the Conversion Price applicable to any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

(iii) All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate at the Common Stock Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fractional shares otherwise issuable upon conversion as provided in Subsection 4(b), and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of such series, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of any series of Preferred Stock accordingly.

(iv) The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(v) Upon any such conversion, no adjustment to the Conversion Price applicable to any series of Preferred Stock shall be made for any declared but unpaid dividends on any series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(d) Adjustments to Conversion Price for Dilutive Issues.

(i) Special Definitions. For purposes of this Restated Certificate, the following definitions shall apply:

(A) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4(d)(iii) below, deemed to be issued) by the Corporation after the Series Seed-2 Original Issue Date, other than the following ("**Exempted Securities**"):

(I) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on the Preferred Stock;

(II) shares of Common Stock issued or issuable by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4(e), 4(f), 4(g) or 4(h) below;

(III) shares of Common Stock issued or deemed issued to employees or directors of, or consultants to, the Corporation or any of its subsidiaries pursuant to the Corporation's 2016 Equity Incentive Plan, as may be amended by approval of the Board, or another plan, agreement or arrangement approved by the Board;

(IV) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options, or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case; *provided*, *however*, that (i) such issuance is pursuant to the terms of such Option or Convertible Security and (ii) all adjustments to the Conversion Price applicable to each series of Preferred Stock resulting from the issuance of such Options or Convertible Securities have been made in accordance with Subsection 4(d)(iii);

(V) shares of Common Stock (or Options therefor) issued or issuable in connection with equipment leasing, real property leasing, loans, credit lines, guarantees of indebtedness, cash price reductions or similar financing arrangements that have been approved by the Board;

(VI) shares of Common Stock, Options or Convertible Securities issued in connection with an investment by a strategic investor approved by the Board; and

(VII) shares of Common Stock issued in connection with a Qualifying Public Offering.

(B) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, including the Preferred Stock, but excluding Options.

(C) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(D) "**Series Seed-2 Original Issue Date**" shall mean the date on which the first share of Series Seed-2 Preferred Stock was issued.

(ii) No Adjustment of Conversion Price. No adjustment in the Conversion Price applicable to any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if prior to such issuance or deemed issuance, the Corporation receives written notice from the Requisite Investors (including the Lead Investor, provided that the Lead Investor holds at least the Threshold Amount), specifically stating that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(iii) Deemed Issue of Additional Shares of Common Stock.

(A) If the Corporation at any time or from time to time after the Series Seed-2 Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price applicable to any series of Preferred Stock pursuant to the terms of Subsection 4(d)(iv) below, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (B) shall have the effect of increasing the Conversion Price applicable to any series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock on the original adjustment date, or (ii) the Conversion Price with respect to such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price applicable to a series of Preferred Stock pursuant to the terms of Subsection 4(d)(iv) below (either because the consideration per share (determined pursuant to Subsection 4(d)(v) hereof) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect for such series of Preferred Stock, or because such Option or Convertible Security was issued before the original issue date of such series of Preferred Stock), are revised after the Series Seed-2 Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4(d)(iii)(A) above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price applicable to a series of Preferred Stock pursuant to the terms of Subsection 4(d)(iv) below, such Conversion Price shall be readjusted to the Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(E) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price applicable to any series of Preferred Stock provided for in this Subsection 4(d)(iii) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (B) and (C) of this Subsection 4(d)(iii)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price applicable to any series of Preferred Stock that would result under the terms of this Subsection 4(d)(iii) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed-2

Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4(d)(iii)), without consideration or for a consideration per share less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to such issue, then the Conversion Price applicable to such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

(A) CP_2 shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(B) CP_1 shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issue of Additional Shares of Common Stock;

(C) "A" shall mean the number of shares of Common Stock outstanding and deemed outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable (1) upon exercise of Options outstanding immediately prior to such issue or (2) upon conversion of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to the issuance of such Additional Shares of Common Stock);

(D) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of the issuance of such Additional Shares of Common Stock by CP_1); and

(E) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(v) Determination of Consideration. For purposes of this Subsection 4(d), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property: Such consideration shall:

(I) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(II) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(III) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4(d)(iii), relating to Options and Convertible Securities, shall be determined by dividing:

(I) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(II) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(vi) Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price applicable to a series of Preferred Stock pursuant to the terms of Subsection 4(d)(iv) above, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance.

(e) Adjustment to Conversion Price(s) for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed-2 Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision with respect to each series of Preferred Stock shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series of Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed-2 Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination with respect to each series of Preferred Stock shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series of Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustments to Conversion Price for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed-2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event with respect to each series of Preferred Stock shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

Provided, however, that (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price applicable to each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions and (b) no such adjustment to the Conversion Price applicable to a series of Preferred Stock shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

(g) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed-2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of capital stock of the Corporation entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of each series of Preferred Stock shall receive, simultaneously with the distribution to the holders of such capital stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

(h) Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2(c), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections (e), (f) or (g) of this Section 4), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of each series of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price applicable to each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of shares of Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4(g) shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4(g) be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

(i) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price applicable to a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable (but in any event not later than twenty (20) days thereafter), compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of shares of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such shares of such series of Preferred Stock are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of shares of Preferred Stock (but in any event not later than twenty (20)

days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock owned and held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of shares of each series of Preferred Stock owned and held by such holder.

(j) Notice of Record Date. In the event:

(i) the Corporation shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

(ii) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock.

5. Mandatory Conversion.

(a) Upon the closing of the sale of shares of Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds net of underwriting discounts to the Corporation (such an offering, a "**Qualifying Public Offering**") at a price per share equal to at least three times the Series Seed Original Issue Price, (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation (a "**QPO Mandatory Conversion**"). Prior to a QPO Mandatory Conversion, at the election of the Requisite Investors, including the Lead Investor, provided that the Lead Investor holds at least the Threshold Amount, (i) all or a portion of the outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate, and (ii) such shares may not be reissued by the Corporation (an "**Elected Mandatory Conversion**"). In the event of an Elected Mandatory Conversion for less than all

outstanding shares of Preferred Stock, the percentage of each holder's shares of a series of Preferred Stock converted into Common Stock in connection with the Elected Mandatory Conversion shall be the same among all holders of such series of Preferred Stock, and the percentage of outstanding shares of each series of Preferred Stock converted into Common Stock in connection with such Elected Mandatory Conversion shall be the same across all such series of Preferred Stock. The date on which the QPO Mandatory Conversion or any Elected Mandatory Conversion occurs shall be referred to as a "**Mandatory Conversion Date.**"

(b) All holders of record of shares of Preferred Stock shall be given written notice of a Mandatory Conversion Date and the place designated for mandatory conversion of all or any portion of such shares of Preferred Stock pursuant to this Section 5. Such notice need not be given in advance of the occurrence of a Mandatory Conversion Date. Such notice shall be sent by mail or given by electronic communication in compliance with the provisions of the General Corporation Law, to each record holder of Preferred Stock. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his, her or its certificate or certificates for all or any portion of such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 5. On a Mandatory Conversion Date, all (in the case of a full mandatory conversion), or the appropriate number of (in the case of a partial mandatory conversion), outstanding shares of Preferred Stock shall be deemed to have been converted into shares of Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to the Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor (or lost certificate affidavit and agreement), to receive the items provided for in the last sentence of this Subsection 5(b). If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after a Mandatory Conversion Date and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4(b) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends and, in the case of a partial Elected Mandatory Conversion, a new certificate evidencing any shares of Preferred Stock not so converted but evidenced by a surrendered certificate.

(c) All certificates evidencing shares of Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after a Mandatory Conversion Date, in respect of the Preferred Stock converted, be deemed to have been retired and cancelled and the shares of Preferred Stock represented thereby converted into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to

surrender such certificates on or prior to such date. Such converted Preferred Stock may not be reissued and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of each series of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption or acquisition.

7. Waiver. Any of the rights, powers, preferences and other terms of the holders of Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Investors (including the Lead Investor, provided that the Lead Investor holds at least the Threshold Amount).

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the

Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces any interest or expectancy of the Corporation in, or in being offered, an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired by, created or developed by, or which otherwise comes into possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Person**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth

(including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That said Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Original Certificate, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[***Signature page follows***]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 28th day of August, 2017.

By: /s/ Chelsea Brownridge
Name: Chelsea Brownridge
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this agreement as of [Effective Date]__________.

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[Investor Name]

By: *Investor Signature*

Name: [Investor Name]

Title: ______________________________

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

EXHIBIT C

INVESTORS' RIGHTS AGREEMENT

Execution Version

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT is made as of September 5, 2017, by and among **DOG PARKER, INC.**, a Delaware corporation (the "**Company**"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**."

RECITALS

WHEREAS, the Company and certain of the Investors (the "***Prior Investors***") previously entered into an Investor Rights Agreement, dated November 21, 2016 (the "***Prior Agreement***"), in connection with the purchase of shares of Series Seed Preferred Stock of the Company, par value $0.00001 per share ("***Series Seed Preferred Stock***");

WHEREAS, the Prior Investors and the Company desire to induce certain of the Investors to purchase shares of Series Seed-2 Preferred Stock of the Company, par value $0.00001 per share ("***Series Seed-2 Preferred Stock***"), pursuant to the Series Seed-2 Preferred Stock Purchase Agreement (the "***Purchase Agreement***") dated as of the date hereof by and among the Company and certain of the Investors by amending and restating the Prior Agreement as set forth herein.

NOW, THEREFORE, the Company and the Investors including the Prior Investors each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto further agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by or under common control with one or more general partners (or member thereof) or managing members (of member thereof) of, or shares the same management company (or member thereof) with, such Person. In the case of any Person that is a venture capital, private equity or similar fund now or hereafter existing, "Affiliate" shall also mean all partners, members, shareholders, or other equity holders of any kind of such venture capital, private equity or other similar fund, regardless of whether such partners, members, shareholders or other equity holders control such venture fund, private equity fund, or other similar fund.

1.2 "**Applicable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock, (ii) the Common Stock issuable or issued upon exercise of certain Warrants to Purchase Common Stock, dated on or about the date hereof, issued by the Company to certain of the Investors, and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) or (ii) above; excluding in all cases, however, any Applicable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1.

1.3 "**Board**" means the Company's Board of Directors.

1.4 "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as the same may be further amended or restated from time to time.

1.5 "**Common Stock**" means shares of the Company's common stock, par value $0.00001 per share.

1.6 "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the business conducted by the Company, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than twenty percent (20%) of the outstanding equity of any Competitor, unless such financial investment firm or collective investment vehicle has the right to appoint a member of the board of directors of any such Competitor.

1.7 "**Conversion Shares**" means shares of Common Stock issued or issuable upon the conversion of Preferred Stock.

1.8 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly) Common Stock, including options and warrants.

1.9 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.10 "**FOIA Party**" means a Person that, in the reasonable determination of the Board, may be subject to, and thereby required to disclose non-public information furnished by or relating to the Company under, the Freedom of Information Act, 5 U.S.C. 552 ("**FOIA**"), any state public records access law, any state or other jurisdiction's laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement.

1.11 "**Founder**" means each of Chelsea Brownridge and Todd Schechter.

1.12 "**GAAP**" means generally accepted accounting principles in the United States.

1.13 "**Holder**" means any holder of Applicable Securities who is a party to this Agreement.

1.14 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

1.15 "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.16 "**Major Investor**" means any Investor who holds one percent (1%) of the Company's Capital Stock on a fully diluted basis (including any unissued options under the Company's equity incentive plans).

1.17 "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.18 "**Preferred Director**" has the meaning ascribed to such term in that certain Amended and Restated Voting Agreement of even date herewith by and among the Company, the Investors and the other parties thereto.

1.19 "**Preferred Stock**" means the Series Seed Preferred Stock, Series Seed-2 Preferred Stock and shares of any other series of preferred stock of the Company issued from time to time.

1.20 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.21 "**Qualifying Investor**" means any Investor, that, individually or together with such Investor's Affiliates, holds at least 51,146 shares of Preferred Stock (as adjusted for any stock splits, stock dividends or similar combinations).[1]

1.22 "**Restricted Securities**" means the securities of the Company required to bear or be notated with the legend set forth in Section 2(b) hereof.

1.23 "**Requisite Investors**" means Investors holding a majority of the Conversion Shares, voting as a single class, including Benslie, provided that Benslie holds at least the Threshold Amount, as defined in the Certificate of Incorporation.

1.24 "**SEC**" means the Securities and Exchange Commission.

1.25 "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.26 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2. Restrictions on Transfer.

(a) The Preferred Stock and the Applicable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue

[1] This amount represents $30,000 of Preferred Stock using the Series Seed-2 original issue price.

stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Applicable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate, instrument or book entry representing (i) Preferred Stock, (ii) the Applicable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2(c)) be notated, stamped or otherwise imprinted with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD, PLEDGED OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF A CERTAIN INVESTORS' RIGHTS AGREEMENT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, BY AND AMONG THE STOCKHOLDER, THE ISSUER AND CERTAIN OTHER HOLDERS OF STOCK OF THE ISSUER. A COPY OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE ISSUER.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.

(c) Each holder of Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed

sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144 or (y) in any transaction in which such Holder transfers Restricted Securities to an Affiliate of such Holder; *provided*, *however*, that each transferee agrees in writing to be subject to the terms of this Section 2. Each certificate, instrument or book entry representing the Restricted Securities transferred as above provided shall bear or be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2(b), except that such certificate or book entry shall not bear or be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

(d) Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the IPO and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days, which period may be extended upon the request of the managing underwriter, to the extent required by any FINRA rules (so long as the Company is not an "emerging growth company" (as such term is defined in the Jumpstart Our Business Startups Act of 2012)), for an additional period of up to eighteen (18) days), if the Company issues or proposes to issue an earnings or other public release within eighteen (18) days of the expiration of the one hundred eighty (180) day lockup period: (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2(d) shall apply only to the IPO, but shall not apply to (i) any such securities acquired by a Holder in or subsequent to the IPO, (ii) the sale of any shares to an underwriter pursuant to an underwriting agreement or (iii) the transfer of any shares to any Affiliate of the Holder or to any trust for the direct or indirect benefit of the Holder or an Immediate Family Member of the Holder; *provided*, *however*, that the Affiliate or the trustee of the trust agrees to be bound in writing by the restrictions set forth herein; and *provided*, *further*, that any such transfer pursuant to this Section 2(d) shall not involve a disposition for value, and shall be applicable to the Holders only if all officers, directors and persons holding one percent (1%) or more of the outstanding capital securities of the Company are subject to the same (or more stringent) restrictions. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 2(d) and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 2(d) or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Common Stock or any securities convertible into or exercisable or exchangeable for Common

Stock of each Investor (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

3. Information and Observer Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Qualifying Investor; *provided*, *however*, that the Board has not reasonably determined that such Qualifying Investor is a Competitor:

(a) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, (i) an unaudited balance sheet as of the end of such year, (ii) unaudited statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year, each prepared in accordance with generally accepted accounting principles in the United States ("**GAAP**");

(b) as soon as practicable, but in any event within sixty (60) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and of cash flows for such fiscal quarter, an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) as soon as practicable, but in any event no later than thirty (30) days following to the beginning of each fiscal year, a budget and business plan for such fiscal year (collectively, the "**Budget**"), approved by the Board and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and

(d) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any such Qualifying Investor may from time to time reasonably request; *provided*, *however*, that the Company shall not be obligated under this Section 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company) or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel as reasonably determined by such counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date sixty (60) days before the Company's good faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; *provided*, *however*, that the Company's

covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable best efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Qualifying Investor (*provided*, *however*, that the Board has not reasonably determined that such Qualifying Investor is a Competitor), at such Qualifying Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by such Qualifying Investor; *provided*, *however*, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information (i) that it reasonably and in good faith considers to be a trade secret or similar highly proprietary information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company) or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel as reasonably determined by such counsel.

3.3 Observer Rights. For so long as Benslie has the right pursuant to the Voting Agreement (as defined in the Purchase Agreement) to designate a Preferred Director and *provided* that Benslie then has a representative on the Board, the Company shall invite Alejandro Weinstein Diaz (Sr.) (the "**Representative**") to attend all meetings of its Board and any committee thereof in a nonvoting observer capacity and, in this respect, shall give the Representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; *provided*, *however*, that all information so provided shall be subject to the confidentiality provisions set forth in Section 3.5; and *provided*, *further*, that the Company reserves the right to withhold any information and to exclude the Representative from any meeting or portion thereof if access to such information or attendance at such meeting could, in the Company's reasonable opinion, adversely affect the attorney-client privilege between the Company and its counsel (as reasonably determined by such counsel) or result in disclosure of trade secrets or a conflict of interest as reasonably determined by the Company.

3.4 Termination of Information and Observer Rights. The covenants set forth in Subsections 3.1, 3.2 and 3.3 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first.

3.5 Confidentiality. Confidentiality. Each Investor agrees that such Investor and its representatives (including the Representative pursuant to Section 3.3) will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.5 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party

without a breach of any obligation of confidentiality such third party may have to the Company; *provided, however*, that an Investor may disclose confidential information: (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Applicable Securities from such Investor, if such prospective purchaser agrees, in writing, to be bound by the provisions of this Section 3.5; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business; *provided, however*, that such Investor informs such Person that such information is confidential and requires such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law; *provided, however*, that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure. The Company acknowledges and agrees that nothing set forth herein shall restrict or prevent any Preferred Director designated by such Investor pursuant to the Voting Agreement or the Representative designated by such Investor pursuant to Section 3.3 from sharing with such Investor any confidential information of the Company; *provided, however*, that such confidential information shall remain subject to this Section 3.5.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor that is an "accredited investor" (as defined Rule 501(a) under the Securities Act). A Major Investor shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates ("**Investor Beneficial Owners**") in such proportions as it deems appropriate; *provided, however*, that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor or FOIA Party, unless such party's purchase of New Securities is otherwise consented to by the Board, and (y) agrees to enter into this Agreement and each of the Voting Agreement and Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "**Investor**" under each such agreement (*provided, however*, that any Competitor or FOIA Party shall not be entitled to any rights as a Major Investor hereof). For the avoidance of doubt, a Major Investor that is not an "accredited investor" shall not have any right to be offered or to purchase New Securities from the Company pursuant to this Section 4.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the product of (x) the aggregate number of New Securities, multiplied by (y) a fraction, the numerator of which is the aggregate number of Conversion Shares then held by such Major Investor and the denominator of which is the total number of shares of Common Stock of the Company then issued and outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other outstanding Derivative Securities). At the expiration

of such twenty (20) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the product of (x) the aggregate number of New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors, times, (y) a fraction, the numerator of which is the aggregate number of Conversion Shares then held by such Fully Exercising Investor and the denominator of which is the total number of Conversion Shares held by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Company's Certificate of Incorporation), or (ii) the issuance of shares of Preferred Stock to additional purchasers pursuant to the Purchase Agreement.

(e) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Section 4.1, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Section 4.1(b) before giving effect to the issuance of such New Securities, all on the terms set forth in this Section 4.1 (including oversubscription rights of Fully Exercising Investors), *mutatis mutandis*. The closing of such sale shall occur within sixty (60) days of the date notice is given to the Major Investors.

4.2 Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) upon the closing of a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) immediately before the consummation of the IPO.

5. Additional Covenants.

5.1 Employee Agreements. The Company will cause each current or future officer, employee and consultant of the Company to enter into a nondisclosure and proprietary rights assignment agreement, which includes, in the case of employees, (i) a non-competition agreement (unless such employee is located in California) and (ii) a non-solicitation of customers and employees provision, in form and substance satisfactory to the Board. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or increase the salary of any Founder without the consent of the Board.

5.2 Equity Incentive Compensation. Unless otherwise approved by the Board, all employees, directors, consultants and other service providers of the Company who purchase, receive options to purchase, or receive awards of shares of Common Stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, without acceleration for any event, and (ii) a customary market stand-off provision. In addition, unless otherwise approved by the Board, the Company shall retain a "right of first refusal" on employee transfers until the IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock. The Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any restricted stock or option agreements between the Company and any employee, director, consultant or other service provider of the Company without the consent of the Board.

5.3 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, its Certificate of Incorporation, or elsewhere, as the case may be.

5.4 Additional Rights. If, following the date of this Agreement, the Company sells or issues any securities, whether or not currently authorized (including securities convertible into or exchangeable or exercisable for any shares of the Company's capital stock), that entitles any holder thereof to registration rights, including, without limitation, demand and piggyback registration rights, with respect to such securities (or any shares of capital stock issuable upon conversion or exercise of such securities) (the "**Registration Rights**"), then the Company shall grant the same Registration Rights to the Holders.

5.5 Qualified Small Business Stock.

(a) The Company shall use commercially reasonable efforts to cause the shares of Series Seed Preferred Stock issued pursuant to the Purchase Agreement, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the

Internal Revenue Code (the "**Code**"), to constitute "qualified small business stock" as defined in Section 1202(c) of the Code; *provided, however*, that such requirement shall not be applicable if the Board determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. Within twenty (20) business days after any Investor's written request therefor, the Company shall, at its option, either (i) deliver to such Investor a written statement indicating whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code or (ii) deliver to such Investor such factual information in the Company's possession as is reasonably necessary to enable such Investor to determine whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code.

(b) Each certificate, instrument or book entry representing (i) the Series Seed Preferred Stock and (ii) any other securities issued in respect of the securities referenced in clause (i), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall be stamped or otherwise imprinted with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY CONSTITUTED "QUALIFIED SMALL BUSINESS STOCK" AS DEFINED IN SECTION 1202(C) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AS OF AND IMMEDIATELY AFTER THE ISSUANCE THEREOF.

5.7 Insurance. The Company shall obtain, within ninety (90) days of the date hereof, from financially sound and reputable insurers Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board, and will cause such insurance policy to be maintained until such time as the Board determines that such insurance should be discontinued. Notwithstanding any other provision of this Section to the contrary, for so long as a Preferred Director is serving on the Board, the Company shall not terminate any Directors and Officers liability insurance unless approved by the Preferred Director.

5.8 Board Matters. Unless otherwise determined by the affirmative vote of a majority of the directors then in office, the Board shall meet at least four times a year in accordance with an agreed-upon schedule which meetings may be held in person, by phone or by web. The Company shall reimburse the Preferred Director and the Representative pursuant to Section 3.3 for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board.

5.9 Protective Provisions. The following actions shall require the consent of a majority of the Board, including a Preferred Director, provided that Benslie holds at least the Threshold Amount, as defined in the Certificate of Incorporation:

(a) the approval of any loans or advances to employees in excess of US$50,000 and other than in the ordinary course of business;

(b) the approval of the Company's annual budget, and any material changes therein;

(c) the approval of any material changes to the Company's business;

(d) the hiring and/or firing of Company executives, including, without limitation, the Chief Executive Officer, the Chief Financial Officer and the Chief Technology Officer or any other employee with a base salary in excess of $150,000;

(e) the approval of a transaction with an interested party, including without limitation any transaction (excluding reimbursements) with, or a material change in employment terms of, the Founders; and

(f) the payment of any employee bonuses in excess of $100,000.

5.10 Termination of Covenants. The covenants set forth in this Section 5, except for Section 5.3, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Certificate of Incorporation, whichever event occurs first.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Applicable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least number of shares of Preferred Stock having an aggregate Original Issue Price (as defined in the Certificate of Incorporation) equal to or exceeding $30,000; *provided, however*, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Applicable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. For the purposes of determining the number of shares of Applicable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; and *provided, further*, that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all

other matters shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

6.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Cooley LLP, 1114 Avenue of the Americas, New York, NY 10036, Attention: J. Peyton Worley. If notice is given to the Benslie, a copy (which shall not constitute notice) shall also be sent to Gibbons P.C., One Penn Plaza, 37th Floor, New York, NY 10119, Attention: Peter Flagel.

6.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Requisite Investors; *provided*, *however*, that the Company may in its sole discretion waive compliance with Section 2(c); and *provided*, *further*, that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 (subject to the last sentence of this Section) with respect to a particular transaction shall be deemed to apply to all Major Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Major Investors may nonetheless, by agreement with the Company, purchase securities in such transaction). The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or

waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock. All shares of Applicable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof pursuant to the Purchase Agreement, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto), the Certificate of Incorporation and the Related Agreements (as defined in the Purchase Agreement) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.11 Dispute Resolution. The parties hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

6.12 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE DOCUMENTS EXECUTED IN CONNECTION WITH THE PURCHASE AGREEMENT, OR THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT

CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.13 Enforcement. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.14 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.15 Acknowledgment. The Company acknowledges that the Investors are in the business of venture capital and private equity investing and therefore review the business plans and related proprietary information of many enterprises, including enterprises which may have products or services that are adverse to or compete directly or indirectly with those of the Company. Subject to the provisions of Section 3.5, nothing in this Agreement shall preclude or in any way restrict any Investor or any Affiliate thereof from investing or participating in any particular enterprise whether or not such enterprise has products or services that are adverse to or compete, directly or indirectly, with those of the Company.

6.16 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

[*Signature pages follow*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

COMPANY:

DOG PARKER, INC.

By: Chelsea Brownridge
Name: Chelsea Brownridge
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this agreement as of [Effective Date]_______________.

Read and Approved (For IRA Use Only):	INVESTOR:
	[Entity Name]
By: ____________________________	By: Investor Signature
	Name: [Investor Name]
	Title: [Investor Title]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

EXHIBIT D

RIGHT OF FIRST REFUSAL CO-SALE AGREEMENT

AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

This AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**") is made as of the 5th day of September, 2017, by and among **DOG PARKER, INC.**, a Delaware corporation (the "**Company**"), the Investors listed on Schedule A and the Key Holders listed on Schedule B.

WHEREAS, the Company, the Key Holders and certain of the Investors (the "**Prior Investors**") previously entered into that certain Right of First Refusal and Co-Sale Agreement dated as of November 21, 2016 (the "**Prior Agreement**"), in connection with the purchase of shares of the Series Seed Preferred Stock of the Company, par value $0.00001 per share ("**Series Seed Preferred Stock**").

WHEREAS, the Company, the Key Holders and the Prior Investors desire to induce certain of the Investors to purchase shares of the Series Seed-2 Preferred Stock of the Company, par value $0.00001 per share ("**Series Seed-2 Preferred Stock**") pursuant to the Series Seed-2 Preferred Stock Purchase Agreement, of even date herewith (the "**Purchase Agreement**) by amending and restating the Prior Agreement to provide the Investors with the rights and privileges set forth herein.

NOW, THEREFORE, the Company, the Key Holders, the requisite Prior Investors and the Investors hereby agree that the Prior Agreement is amended and restated in its entirety as follows:

1. Definitions.

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners (or member thereof) or managing members (or member thereof) of, or shares the same management company (or member thereof) with, such Person.

1.2 "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) Conversion Shares and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then applicable conversion ratio.

1.3 "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as the same may be further amended or restated from time to time.

1.4 "**Change of Control**" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.5 "**Common Stock**" means the Company's Common Stock, par value $0.00001 per share.

1.6 "**Company Notice**" means written notice from the Company notifying the selling Key Holder(s) that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 "**Conversion Shares**" means shares of Common Stock issued or issuable upon conversion of Preferred Stock.

1.8 **"Immediate Family Member"** means a child**,** stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

1.9 "**Investor Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.10 "**Investors**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.10, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.12 and any one of them, as the context may require.

1.11 "**Key Holders**" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.10 or 6.18 and any one of them, as the context may require.

1.12 "**Major Shareholders**" means the persons who each holds one percent (1%) of the Company's Capital Stock on a fully diluted basis (including any unissued options under the Company's equity incentive plans).

1.13 "**Person**" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or other entity, including a governmental entity or department, agency or political subdivision of any such entity.

1.14 "**Preferred Director**" has the meaning ascribed to such term in that certain Amended and Restated Voting Agreement of even date herewith by and among the Company, the Investors and the other parties thereto.

1.15 “**Preferred Stock**” means the Series Seed Preferred Stock, Series Seed-2 Preferred Stock, and shares of any other series of preferred stock of the Company issued from time to time.

1.16 “**Proposed Key Holder Transfer**” means any proposed assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders; *provided*, *however*, that a Proposed Key Holder Transfer shall not include any merger, consolidation or like transfer effected pursuant to a vote of the holders of Capital Stock of the Company, including a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

1.17 “**Proposed Transfer Notice**” means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.18 “**Prospective Transferee**” means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.19 “**Requisite Investors**” means Investors holding a majority of the Conversion Shares, voting as a single class, including Benslie International Limited, provided that Benslie International Limited holds at least the Threshold Amount, as defined in the Certificate of Incorporation.

1.20 “**Right of Co-Sale**” means the right, but not an obligation, of an Investor to participate in a Proposed Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.21 “**Right of First Refusal**” means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.22 “**Secondary Notice**” means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.23 “**Secondary Refusal Right**” means the right, but not an obligation, of each Major Shareholder to purchase up to its pro rata portion (based upon the total number of shares of Conversion Shares then held by all Major Shareholders) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.24 “**Transfer Stock**” means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like); *provided*, *however*, that Transfer Stock shall not include any shares of Preferred Stock or Common Stock issued upon conversion of Preferred Stock held by a Key Holder.

1.25 "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Major Shareholders and the Key Holders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Major Shareholder not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and the Bylaws of the Company or any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b).

(c) Grant of Secondary Refusal Right to Major Shareholders. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Major Shareholders a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Major Shareholder to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Major Shareholder must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Major Shareholders with respect to some but not all of the Transfer Stock by the end of the ten (10)-day period specified in the last sentence of Section 2.1(c) (the "**Major Shareholder Notice Period**"), then the Company shall, immediately after the expiration of the Major Shareholder Notice Period, send written notice (the "**Company**

Undersubscription Notice") to those Major Shareholders who fully exercised their Secondary Refusal Right within the Major Shareholder Notice Period (the "**Exercising Shareholders**"). Each Exercising Shareholder shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Shareholder must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Major Shareholder Notice Period. In the event there are two or more such Exercising Shareholders that choose to exercise the last-mentioned option for a total number of remaining shares of Transfer Stock in excess of the number available, the remaining shares of Transfer Stock available for purchase under this Section 2.1(d) shall be allocated to such Exercising Shareholders pro rata based on the proportion that the Conversion Shares held by an Exercising Shareholder bears to the Conversion Shares held by all Exercising Shareholders who wish to purchase the remaining unsubscribed shares of Transfer Stock. If the options to purchase the remaining shares of Transfer Stock are exercised in full by the Exercising Shareholders, the Company shall immediately notify all of the Exercising Shareholders and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as agreed to by the Company's Board of Directors (the "**Board of Directors**") and as set forth in the Company Notice. If the Company or any Major Shareholder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Major Shareholder may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Major Shareholders shall take place, and all payments from the Company and the Major Shareholders shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Transfer (excluding shares purchased by the Company or the Major Shareholders

pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Transfer (including any shares that any Major Shareholder has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Investors immediately prior to the consummation of the Proposed Transfer (including any shares that all Major Shareholders have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d) Allocation of Consideration.

(i) Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b); *provided*, *however*, that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2(a) and 2(b) of Article Fourth (C) of the Certificate of Incorporation as if (A) such transfer were a Deemed Liquidation Event (as defined in the Certificate of Incorporation) and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow, the Purchase and Sale Agreement shall provide that the consideration shall be distributed in accordance with the terms of the Certificate of Incorporation, including, without limitation, Section 2(e) of Article Fourth (C) of the Certificate of Incorporation.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or upon the failure to

negotiate a Purchase and Sale Agreement satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); *provided*, *however*, that if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder or Proposed Transferee(s), as applicable, such Participating Investor shall deliver to the selling Key Holder a stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder or the Proposed Transferee(s), as applicable. Each such stock certificate delivered to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) Additional Compliance. If any Proposed Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Key Holder(s) proposing the Proposed Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void *ab initio*, shall not be recorded on the books of the Company or its transfer agent, and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company, any Major Shareholder or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company, such Major Shareholder and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company, such Major Shareholder or such Investor (or request that the Company effect such transfer in the name of a

Major Investor or an Investor) on the Company's books the certificate or certificates representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Investor the type and number of shares of Capital Stock that such Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Investor learns of the Prohibited Transfer, as opposed to the timeframe prescribed in Section 2.2. Such Key Holder shall also reimburse each Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investor's rights under Section 2.2.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply: (a) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors; (b) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Key Holder or any such family members; or (c) in the case of a Key Holder that is an entity, the Transfer of Transfer Stock by such Key Holder to any trust beneficiary, subsidiary, parent, member, manager, partner, limited partner, retired partner, stockholder, predecessor or successor fund or entity of the Key Holder or any entity under common investment management with the Key Holder, or any affiliate of the foregoing; *provided*, *however*, that in the case of clauses (b) and (c), the Key Holder shall deliver prior written notice to the Company, the Major Shareholders and the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such permitted transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and *provided*, *further*, in the case of any transfer pursuant to clauses (b) and (c) above,

that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**") or (b) pursuant to a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

3.3 Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company, or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be endorsed with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's IPO and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days, which period may be extended upon the request of the managing underwriter, to the extent required by any FINRA rules (so long as the Company is not an "emerging growth company" (as such term is defined in the Jumpstart Our Business Startups Act of 2012)), for an additional period of up to eighteen (18) days), if the Company issues or proposes to issue an earnings or other public release within eighteen (18) days of the expiration of the one hundred eighty (180) day lockup period: (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase;

or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 5 shall apply only to the IPO, but shall not apply to (i) any such securities acquired by a Key Holder in or subsequent to the IPO, (ii) the sale of any shares to an underwriter pursuant to an underwriting agreement or (iii) the transfer of any shares to any trust for the direct or indirect benefit of a Key Holder or an Immediate Family Member of a Key Holder; *provided*, *however*, that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein; and *provided*, *further*, that any such transfer shall not involve a disposition for value, and shall be applicable to the Key Holders only if all officers and directors of the Company are subject to the same (or more stringent) restrictions. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the shares of Capital Stock of each Key Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

6. Miscellaneous.

6.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO and (b) the consummation of a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

6.2 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3 Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of its shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 Dispute Resolution. The parties hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

6.5 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER DOCUMENTS EXECUTED IN CONNECTION WITH THE PURCHASE AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Cooley LLP, 1114 Avenue of the Americas, New York, NY 10036, Attention: J. Peyton Worley. If notice is given to Benslie, a copy (which shall not constitute notice) shall also be sent to Gibbons P.C., One Penn Plaza, 37th Floor, New York, NY 10119, Attention: Peter Flagel.

6.7 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Certificate of Incorporation and the Related Agreements (as defined in the Purchase Agreement) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.8 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver

on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.9 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) Key Holders holding a majority of the Transfer Stock then held by the Key Holders and (c) the Requisite Investors. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party, (ii) no amendment or waiver may treat one Investor more adversely than any other Investor without the consent of such first Investor, (iii) no amendment or waiver may treat one Key Holder more adversely than any other Key Holder without the consent of such first Key Holder, (iv) Schedule A hereto may be amended by the Company from time to time to add information regarding additional Investors pursuant to Section 6.10 and permitted transferees or assignees of an Investor in accordance with Section 6.10 without the consent of the other parties hereto, and (v) Schedule B hereto may be amended by the Company from time to time to add information regarding additional Key Holders made parties hereto pursuant to Section 6.18 and permitted transferees and assignees of Key Holders in accordance with Section 3.1 without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.10 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate or (ii) to an assignee or transferee who acquires all of the transferring Investor's shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.11 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.13 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

6.14 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.15 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.16 Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.17 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.18 Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.19 Enforcement. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.20 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY:

DOG PARKER, INC.

By: Chelsea Brownridge
Name: Chelsea Brownridge
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this agreement as of [Effective Date].

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[Investor Name]

By: *Investor Signature*

Name: [Investor Name]

Title: [Investor Title]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

Execution Version

AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

This AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**") is made as of the 5th day of September, 2017, by and among **DOG PARKER, INC.**, a Delaware corporation (the "**Company**"), the Investors listed on Schedule A and the Key Holders listed on Schedule B.

WHEREAS, the Company, the Key Holders and certain of the Investors (the "**Prior Investors**") previously entered into that certain Right of First Refusal and Co-Sale Agreement dated as of November 21, 2016 (the "**Prior Agreement**"), in connection with the purchase of shares of the Series Seed Preferred Stock of the Company, par value $0.00001 per share ("**Series Seed Preferred Stock**").

WHEREAS, the Company, the Key Holders and the Prior Investors desire to induce certain of the Investors to purchase shares of the Series Seed-2 Preferred Stock of the Company, par value $0.00001 per share ("**Series Seed-2 Preferred Stock**") pursuant to the Series Seed-2 Preferred Stock Purchase Agreement, of even date herewith (the "**Purchase Agreement**) by amending and restating the Prior Agreement to provide the Investors with the rights and privileges set forth herein.

NOW, THEREFORE, the Company, the Key Holders, the requisite Prior Investors and the Investors hereby agree that the Prior Agreement is amended and restated in its entirety as follows:

1. Definitions.

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners (or member thereof) or managing members (or member thereof) of, or shares the same management company (or member thereof) with, such Person.

1.2 "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) Conversion Shares and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then applicable conversion ratio.

1.3 "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as the same may be further amended or restated from time to time.

1.4 "**Change of Control**" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.5 "**Common Stock**" means the Company's Common Stock, par value $0.00001 per share.

1.6 "**Company Notice**" means written notice from the Company notifying the selling Key Holder(s) that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 "**Conversion Shares**" means shares of Common Stock issued or issuable upon conversion of Preferred Stock.

1.8 **"Immediate Family Member"** means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

1.9 "**Investor Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.10 "**Investors**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.10, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.12 and any one of them, as the context may require.

1.11 "**Key Holders**" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.10 or 6.18 and any one of them, as the context may require.

1.12 "**Major Shareholders**" means the persons who each holds one percent (1%) of the Company's Capital Stock on a fully diluted basis (including any unissued options under the Company's equity incentive plans).

1.13 "**Person**" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or other entity, including a governmental entity or department, agency or political subdivision of any such entity.

1.14 "**Preferred Director**" has the meaning ascribed to such term in that certain Amended and Restated Voting Agreement of even date herewith by and among the Company, the Investors and the other parties thereto.

1.15 "**Preferred Stock**" means the Series Seed Preferred Stock, Series Seed-2 Preferred Stock, and shares of any other series of preferred stock of the Company issued from time to time.

1.16 "**Proposed Key Holder Transfer**" means any proposed assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders; *provided*, *however*, that a Proposed Key Holder Transfer shall not include any merger, consolidation or like transfer effected pursuant to a vote of the holders of Capital Stock of the Company, including a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

1.17 "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.18 "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.19 "**Requisite Investors**" means Investors holding a majority of the Conversion Shares, voting as a single class, including Benslie International Limited, provided that Benslie International Limited holds at least the Threshold Amount, as defined in the Certificate of Incorporation.

1.20 "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.21 "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.22 "**Secondary Notice**" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.23 "**Secondary Refusal Right**" means the right, but not an obligation, of each Major Shareholder to purchase up to its pro rata portion (based upon the total number of shares of Conversion Shares then held by all Major Shareholders) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.24 "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like); *provided*, *however*, that Transfer Stock shall not include any shares of Preferred Stock or Common Stock issued upon conversion of Preferred Stock held by a Key Holder.

1.25 "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Major Shareholders and the Key Holders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Major Shareholder not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and the Bylaws of the Company or any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b).

(c) Grant of Secondary Refusal Right to Major Shareholders. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Major Shareholders a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Major Shareholder to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Major Shareholder must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Major Shareholders with respect to some but not all of the Transfer Stock by the end of the ten (10)-day period specified in the last sentence of Section 2.1(c) (the "**Major Shareholder Notice Period**"), then the Company shall, immediately after the expiration of the Major Shareholder Notice Period, send written notice (the "**Company**

Undersubscription Notice") to those Major Shareholders who fully exercised their Secondary Refusal Right within the Major Shareholder Notice Period (the "**Exercising Shareholders**"). Each Exercising Shareholder shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Shareholder must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Major Shareholder Notice Period. In the event there are two or more such Exercising Shareholders that choose to exercise the last-mentioned option for a total number of remaining shares of Transfer Stock in excess of the number available, the remaining shares of Transfer Stock available for purchase under this Section 2.1(d) shall be allocated to such Exercising Shareholders pro rata based on the proportion that the Conversion Shares held by an Exercising Shareholder bears to the Conversion Shares held by all Exercising Shareholders who wish to purchase the remaining unsubscribed shares of Transfer Stock. If the options to purchase the remaining shares of Transfer Stock are exercised in full by the Exercising Shareholders, the Company shall immediately notify all of the Exercising Shareholders and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as agreed to by the Company's Board of Directors (the "**Board of Directors**") and as set forth in the Company Notice. If the Company or any Major Shareholder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Major Shareholder may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Major Shareholders shall take place, and all payments from the Company and the Major Shareholders shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Transfer (excluding shares purchased by the Company or the Major Shareholders

pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Transfer (including any shares that any Major Shareholder has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Investors immediately prior to the consummation of the Proposed Transfer (including any shares that all Major Shareholders have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d) Allocation of Consideration.

(i) Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b); *provided*, *however*, that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2(a) and 2(b) of Article Fourth (C) of the Certificate of Incorporation as if (A) such transfer were a Deemed Liquidation Event (as defined in the Certificate of Incorporation) and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow, the Purchase and Sale Agreement shall provide that the consideration shall be distributed in accordance with the terms of the Certificate of Incorporation, including, without limitation, Section 2(e) of Article Fourth (C) of the Certificate of Incorporation.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or upon the failure to

negotiate a Purchase and Sale Agreement satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); *provided*, *however*, that if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder or Proposed Transferee(s), as applicable, such Participating Investor shall deliver to the selling Key Holder a stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder or the Proposed Transferee(s), as applicable. Each such stock certificate delivered to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) Additional Compliance. If any Proposed Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Key Holder(s) proposing the Proposed Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void *ab initio*, shall not be recorded on the books of the Company or its transfer agent, and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company, any Major Shareholder or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company, such Major Shareholder and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company, such Major Shareholder or such Investor (or request that the Company effect such transfer in the name of a

Major Investor or an Investor) on the Company's books the certificate or certificates representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Investor the type and number of shares of Capital Stock that such Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Investor learns of the Prohibited Transfer, as opposed to the timeframe prescribed in Section 2.2. Such Key Holder shall also reimburse each Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investor's rights under Section 2.2.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply: (a) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors; (b) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Key Holder or any such family members; or (c) in the case of a Key Holder that is an entity, the Transfer of Transfer Stock by such Key Holder to any trust beneficiary, subsidiary, parent, member, manager, partner, limited partner, retired partner, stockholder, predecessor or successor fund or entity of the Key Holder or any entity under common investment management with the Key Holder, or any affiliate of the foregoing; *provided*, *however*, that in the case of clauses (b) and (c), the Key Holder shall deliver prior written notice to the Company, the Major Shareholders and the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such permitted transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and *provided*, *further*, in the case of any transfer pursuant to clauses (b) and (c) above,

that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**") or (b) pursuant to a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

3.3 Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company, or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be endorsed with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's IPO and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days, which period may be extended upon the request of the managing underwriter, to the extent required by any FINRA rules (so long as the Company is not an "emerging growth company" (as such term is defined in the Jumpstart Our Business Startups Act of 2012)), for an additional period of up to eighteen (18) days), if the Company issues or proposes to issue an earnings or other public release within eighteen (18) days of the expiration of the one hundred eighty (180) day lockup period: (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase;

or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 5 shall apply only to the IPO, but shall not apply to (i) any such securities acquired by a Key Holder in or subsequent to the IPO, (ii) the sale of any shares to an underwriter pursuant to an underwriting agreement or (iii) the transfer of any shares to any trust for the direct or indirect benefit of a Key Holder or an Immediate Family Member of a Key Holder; *provided*, *however*, that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein; and *provided*, *further*, that any such transfer shall not involve a disposition for value, and shall be applicable to the Key Holders only if all officers and directors of the Company are subject to the same (or more stringent) restrictions. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the shares of Capital Stock of each Key Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

6. Miscellaneous.

6.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO and (b) the consummation of a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

6.2 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3 Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of its shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 Dispute Resolution. The parties hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

6.5 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER DOCUMENTS EXECUTED IN CONNECTION WITH THE PURCHASE AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Cooley LLP, 1114 Avenue of the Americas, New York, NY 10036, Attention: J. Peyton Worley. If notice is given to Benslie, a copy (which shall not constitute notice) shall also be sent to Gibbons P.C., One Penn Plaza, 37th Floor, New York, NY 10119, Attention: Peter Flagel.

6.7 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Certificate of Incorporation and the Related Agreements (as defined in the Purchase Agreement) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.8 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver

on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.9 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) Key Holders holding a majority of the Transfer Stock then held by the Key Holders and (c) the Requisite Investors. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party, (ii) no amendment or waiver may treat one Investor more adversely than any other Investor without the consent of such first Investor, (iii) no amendment or waiver may treat one Key Holder more adversely than any other Key Holder without the consent of such first Key Holder, (iv) Schedule A hereto may be amended by the Company from time to time to add information regarding additional Investors pursuant to Section 6.10 and permitted transferees or assignees of an Investor in accordance with Section 6.10 without the consent of the other parties hereto, and (v) Schedule B hereto may be amended by the Company from time to time to add information regarding additional Key Holders made parties hereto pursuant to Section 6.18 and permitted transferees and assignees of Key Holders in accordance with Section 3.1 without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.10 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate or (ii) to an assignee or transferee who acquires all of the transferring Investor's shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.11 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.13 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

6.14 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.15 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.16 Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.17 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.18 Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.19 Enforcement. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.20 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY:

DOG PARKER, INC.

By: Chelsea Brownridge
Name: Chelsea Brownridge
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this agreement as of [Effective Date]_______________.

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[Entity Name]

By: Investor Signature

Name: [Investor Name]

Title: [Investor Title]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

EXHIBIT E

Amended and Restated Voting Rights Agreement

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (the "**Agreement**") is made as of September 5, 2017, by and among **DOG PARKER, INC.**, a Delaware corporation (the "**Company**"), the investors listed on Schedule A hereto from time to time (together with any transferee thereof who becomes subject to this Agreement and each Person who hereinafter becomes a signatory to this Agreement pursuant to Section 6 hereof, each an "**Investor**" and, collectively, the "**Investors**") and the stockholders of the Company listed on Schedule B hereto from time to time (together with any transferee thereof who becomes subject to this Agreement and each Person who hereinafter becomes a signatory to this Agreement pursuant to Section 6 hereof, each a "**Key Holder**" and, collectively, the "**Key Holders**"). The Investors and the Key Holders are referred to herein collectively as the "**Stockholders**." The Company and the Stockholders are individually referred to herein as a "**Party**" and are collectively referred to herein as the "**Parties**."

RECITALS:

WHEREAS, the Company, the Key Holders and certain of the Investors (the "**Prior Investors**") previously entered into a Voting Agreement, dated November 21, 2016 (the "**Prior Agreement**"), in connection with the purchase of shares of Series Seed Preferred Stock of the Company, par value $0.00001 per share ("**Series Seed Preferred Stock**");

WHEREAS**,** the Key Holders, the Prior Investors and the Company desire to induce certain of the Investors to purchase shares of Series Seed-2 Preferred Stock of the Company, par value $0.00001 per share ("**Series Seed-2 Preferred Stock**"), pursuant to the Series Seed-2 Preferred Stock Purchase Agreement (the "**Series Seed-2 Purchase Agreement**") dated as of the date hereof by and among the Company and certain of the Investors by amending and restating the Prior Agreement as set forth herein.

AGREEMENT:

NOW, THEREFORE, the Company, the Key Holders and, the Investors including the Prior Investors each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto further agree as follows:

1. Definitions. As used herein, the following terms shall have the following meanings:

"**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by or under common control with one or more general partners (or member thereof) or managing members (of member thereof) of, or shares the same management company (or member thereof) with, such Person. In the case of any Person that is a venture capital, private equity or similar fund now or hereafter existing, "Affiliate" shall also mean all partners, members, shareholders, or other equity holders of any kind of such venture capital, private equity or other similar fund,

regardless of whether such partners, members, shareholders or other equity holders control such venture fund, private equity fund, or other similar fund.

"**Board Designee**" means any individual who is designated for election to the Company's Board of Directors pursuant to Section 2.

"**Capital Stock**" means (i) shares of Common Stock (whether now outstanding or hereafter issued in any context), (ii) shares of Preferred Stock (whether now outstanding or hereafter issued in any context) and (iii) all other securities of the Company which may be exchangeable for, convertible into or issued in exchange for or in respect of shares of Common Stock (whether by way of stock split, stock dividends, combination, reclassification, reorganization or any other means).

"**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as the same may be further amended or restated from time to time.

"**Common Stock**" means the Company's Common Stock, par value $0.00001 per share.

"**Deemed Liquidation Event**" shall have the meaning assigned to such term in the Certificate of Incorporation.

"**Designator**" or "**Designators**" means, as applicable and subject to Section 2.1, (i) with respect to the Preferred Director, Benslie International Limited and its Affiliates (collectively, "**Benslie**"), and (ii) with respect to the Common Directors, the holders of a majority of the outstanding shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of shares of Preferred Stock) held by Key Holders.

"**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Preferred Stock**" means the Series Seed Preferred Stock, the Series Seed-2 Preferred Stock and shares of any other series of preferred stock of the Company issued from time to time.

"**Requisite Investors**" means Investors holding a majority of the Common Stock issued or issuable upon the conversion of the Preferred Stock, voting together as a single class on an as-if converted to Common Stock basis, including Benslie, provided that Benslie holds at least the Threshold Amount, as defined in the Certificate of Incorporation.

"**Shares**" means outstanding shares of Capital Stock.

"**Subsidiary**" means any corporation, partnership, limited liability company, joint venture or other legal entity of any kind of which the Company (either alone or through or

together with one or more of its other Subsidiaries), owns, directly or indirectly, the stock or other equity interests which entitle such holders generally to elect a majority of the board of directors or other governing body of such legal entity.

2. Voting Agreement.

2.1 Board Composition. Each of the Stockholders hereto hereby agrees to vote all Shares now owned or hereafter acquired by such Stockholder (and attend, in person or by proxy, all meetings of stockholders called for the purpose of electing directors), and agrees to take all actions (including, but not limited, to the nomination of specified persons, the execution of written consents and the calling of a stockholder meeting for the purpose of electing such specified persons) to (i) maintain the authorized number of directors on the Board of Directors at five (5) and (ii) cause and maintain the election to the Board of Directors of the Company of the following:

(a) as the director elected by the holders of Series Seed Preferred Stock pursuant to the Certificate of Incorporation, a person (the "**Series Seed Director**") designated by Benslie for so long as Benslie continues to own at least the Threshold Amount (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Shares), which director initially shall be Noel Alexandra Weinstein Diaz; *provided*, *however*, if Benslie no longer owns the Threshold Amount, the holders of a majority of the Series Seed Preferred Stock shall designate the Series Seed Director;

(b) as the director elected by the holders of Series Seed-2 Preferred Stock pursuant to the Certificate of Incorporation, a person (the "**Series Seed-2 Director**," and together with the Series Seed Director, the "**Preferred Directors**") designated by Benslie for so long as Benslie continues to own at least the Threshold Amount (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the Shares), which director initially shall be Alejandro Weinstein (Jr.); *provided*, *however*, if Benslie no longer owns the Threshold Amount, the holders of a majority of the Series Seed-2 Preferred Stock shall designate the Series Seed-2 Director;

(c) as the directors elected by the holders of Common Stock pursuant to the Certificate of Incorporation, two (2) persons (the "**Common Directors**," and together with the Preferred Directors, the "**Non-Independent Directors**") designated by the holders of a majority of the shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of shares of Preferred Stock) held by the Key Holders, (i) one of whom initially shall be Chelsea Brownridge, and (ii) the other of whom initially shall be Todd Schechter. For so long as Chelsea Brownridge is a Common Director, she shall also act as the Chairman of the Board; and

(d) as the director elected by the holders of Common Stock and Preferred Stock, pursuant to the Certificate of Incorporation, voting together as a single class and on an as-converted to Common Stock basis, one (1) person (the "**Independent Director**") designated by the unanimous consent of the Non-Independent Directors, which director shall initially be a vacancy. Notwithstanding the foregoing, upon closing

the next financing of the Company after the sale of the Series Seed-2 Preferred Stock, the rights to appoint, replace and remove the Independent Director will revert to holders of the majority of the Common Stock held by Key Holders.

To the extent that any of clauses (a)-(d) above shall not be applicable, any director who would otherwise have been designated in accordance with the terms thereof shall instead be elected by vote of all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

By their execution of this Agreement, the Stockholders hereby elect (x) as Common Directors, each of Chelsea Brownridge and Todd Schechter and (y) as the Series Seed Director, Noel Alexandra Weinstein Diaz, and (z) as the Series Seed-2 Director, Alejandro Weinstein (Jr.), each to hold such office until the next annual meeting of stockholders and until his or her successor has been elected and qualified, or until his or her earlier resignation or removal.

2.2 Removal; Successor Directors. In the absence of any designation from the appropriate Designator or Designators, the Board Designee previously designated by them and then serving shall be reelected if still eligible to serve as provided herein. From time to time during the term of this Agreement, a Designator or Designators may, in their sole discretion:

(a) elect to initiate the removal from the Company's Board of Directors of any incumbent Board Designee who occupies a board seat for which such Designator or Designators are entitled to designate the Board Designee under Section 2.1, and/or

(b) designate a new Board Designee for election to a board seat for which such Designator or Designators are entitled to designate the Board Designee under Section 2.1 (whether to replace a prior Board Designee or to fill a vacancy in such board seat).

In the event of an initiation of removal of a Board Designee pursuant to Section 2.2(a), the Stockholders shall vote all of the Capital Stock now owned or hereafter acquired by them (and attend, in person or by proxy, all meetings of stockholders called for the purpose of electing directors), and agree to take all actions (including, but not limited, the execution of written consents and the calling of a stockholder meeting) to cause the removal from the Company's Board of Directors of the Board Designee or Designees so designated for removal by the appropriate Designator or Designators; *provided*, *however*, in no event shall any Stockholder vote to remove any Board Designee unless the appropriate Designator or Designators have so directed pursuant to Section 2.2(a). In the event of designation of a Board Designee pursuant to Section 2.2(b), the Stockholders shall vote all of the Capital Stock now owned or hereafter acquired by them (and attend, in person or by proxy, all meetings of stockholders called for the purpose of electing directors), and agree to take all actions (including, but not limited, to the nomination of specified persons, the execution of written consents and the calling of a stockholder meeting for the purpose of electing such specified persons) to cause the election to the Company's Board of Directors of any new Board Designee or Designees so designated for election to the Company's Board of Directors pursuant to Section 2.2(b).

2.3 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement. None of the parties hereto and no Affiliate of any party makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Company's Board of Directors by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

2.4 No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board of Directors and designate a replacement designee who is not a Disqualified Designee.

2.5 Successor Directors. In the event that any Designator entitled to designate a director as provided in clauses (a) and (b) of Section 2.1 designates a replacement for any Board Designee previously designated hereunder, the Company shall enter into an indemnification agreement with such new Board Designee on substantially the same terms and conditions as the indemnification agreement entered into with the predecessor Board Designee, effective as of the appointment of such new Board Designee.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies or would qualify as a Deemed Liquidation Event (notwithstanding any stockholder vote that would result in waiving the treatment of a transaction as a Deemed Liquidation Event).

3.2 Actions to be Taken. In the event that (i) the Requisite Investors (*provided* that the approval of the Requisite Investors shall not be required for an Excluded Sale, as such term is defined in the Certificate of Incorporation), and (ii) the holders of a majority of the outstanding shares of Common Stock held by Key Holders (the stockholders referenced in (ii)

and (iii), collectively, the "**Selling Stockholders**") approve a Sale of the Company in writing, then each Stockholder hereby agrees:

(a) if such transaction requires stockholder approval, with respect to all shares of Capital Stock that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Certificate of Incorporation required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, except as permitted in Section 3.3 below, to sell the same proportion of shares of Capital Stock of the Company beneficially held by such Stockholder as is being sold by the Selling Stockholders to the Person to whom the Selling Stockholders propose to sell their Shares;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Stockholders in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; and

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares.

3.3 Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a) such Stockholder receives with respect to his, her or its Shares of a class or series of Capital Stock consideration per share that is no less than every other Stockholder participating in the transaction with respect to his, her or its Shares of the same class or series of Capital Stock;

(b) the proceeds payable to such Stockholder in connection with such transaction are equal to or greater than the proceeds required to be paid to such Stockholder pursuant to the Certificate of Incorporation;

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders) and subject to the provisions of the Certificate of Incorporation related to allocation of the escrow, and the maximum liability of such Stockholder in connection with such transaction does not exceed consideration payable to such Stockholder in such transaction (other than in the case of potential liability for such Stockholder for fraud by such Stockholder, as to which liability there shall not be any such limitation);

(d) the ratio of such Stockholder's liability for breaches of representations, warranties, covenants or other obligations of the Company in connection with such Proposed Sale of the Company to the total consideration paid to such Stockholder in the Proposed Sale of the Company shall not exceed such ratio with respect to any other Stockholder;

(e) subject to Section 3.2(f) above, if any holder of Capital Stock is given an option as to the form and amount of consideration to be received as a result of the Proposed Sale of the Company, such Stockholder shall have also been given such option;

(f) the terms of such transaction applicable to such Stockholder are materially no less favorable than the terms applicable to each other Stockholder holding the same class or series of Shares as such Stockholder; *provided, however,* that nothing in this Section 3.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders;

(g) in the event that the Selling Stockholders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii)

the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct;

(h) no Investor that is not an employee of the Company nor any of its Affiliates shall be required to enter into (i) any non-competition or non-solicitation agreement or other agreement that directly or indirectly limits or restricts its or its Affiliates' business or activities or (ii) any release of claims other than those arising solely in such Investor's capacity as a stockholder of the Company; and

(g) any representations and warranties to be made by a Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (i) the Requisite Investors consent (*provided* that the approval of the Requisite Investors shall not be required for an Excluded Sale, as such term is defined in the Certificate of Incorporation), and (ii) all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the Requisite Investors elect otherwise by written notice given to the Company at least five (5) days prior to the effective date of any such transaction or series of related transactions.

3.5 Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.3 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) a Deemed Liquidation Event; *provided*, *however*, that (i) Section 3 hereof will continue after the closing of any Deemed Liquidation Event to the extent necessary to enforce the provisions of Section 3; and (ii) if the Deemed Liquidation Event is an Asset Sale (as defined in the Certificate of Incorporation), this Agreement shall continue in effect after such Deemed Liquidation Event for the purpose of implementing the liquidation distribution to holders of Preferred Stock pursuant to Section 2(c)(iii)-(vi) of Part C of Article Fourth of the Certificate of Incorporation; and (c) termination of this Agreement in accordance with Section 6.8 below.

6. Miscellaneous.

6.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series Seed-2 Preferred Stock after the date hereof pursuant to the Series Seed-2 Purchase Agreement, as a condition to the issuance of such shares the Company shall require that any purchaser of Series Seed-2 Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of Capital Stock to such Person (other

than to a purchaser of Preferred Stock described in Section 6.1(a) above), following which such person would hold Shares representing one percent (1%) or more of the Company's then outstanding Capital Stock (treating for this purpose all shares of Common Stock issuable upon exercise or conversion of all then outstanding options, warrants or convertible securities (whether or not then exercisable or convertible) as outstanding), then (i) the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement, and (ii) notwithstanding Section 6.8, no consent shall be necessary to add such person as a signatory to this Agreement.

6.2 Transfers. Each transferee or assignee of any shares of Capital Stock subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A or in a form acceptable to the Company. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. By the execution and delivery of this Agreement or any Adoption Agreement, each of the Parties appoints the Company as its attorney in fact for the purpose of executing any Adoption Agreement that may be required to be delivered under the terms of this Agreement. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 6.2. Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Section 6.12.

6.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

6.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000,

e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.7. If notice is given to the Company, a copy (which shall not constitute notice) shall also be sent to Cooley LLP, 1114 Avenue of the Americas, New York, NY 10036, Attention: J. Peyton Worley. If notice is given to Benslie, a copy (which shall not constitute notice) shall also be sent to Gibbons P.C., One Penn Plaza, 37th Floor, Attention: Peter Flagel.

6.8 Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Requisite Investors and (c) the holders of a majority of the outstanding shares of Common Stock then held by Key Holders; *provided, however*, that:

(i) this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion;

(ii) this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Key Holder without the written consent of such Key Holder, unless such amendment, termination, or waiver applies to all Key Holders in the same fashion;

(iii) the consent of the Key Holders shall not be required for any amendment, termination or waiver if such amendment, termination or waiver does not adversely affect the Key Holders (it being understood and agreed that any amendment that joins new Investors and/or increases the size of the Company's Board of Directors shall not require the consent of the Key Holders);

(iv) Schedule A hereto may be amended by the Company from time to time to add information regarding additional Investors made parties hereto pursuant to Section 6.1(a) and permitted transferees or assignees of an Investor in accordance with Section 6.2 without the consent of the other parties hereto;

(v) Schedule B hereto may be amended by the Company from time to time to add information regarding additional Key Holders made parties hereto pursuant to Section 6.1(b) and permitted transferees and assignees of Key Holders in accordance with Section 6.2 without the consent of the other parties hereto;

(vi) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party;

(vii) Subsection 2.1(a), Subsection 2.1(b), and any other section that affects the right of Benslie to nominate, remove, approve or designate a director and this clause (vii) shall not be amended or waived without the written consent of Benslie;

(viii) (ix) Subsection 2.1(c) and any other section that affects the right of the Key Holders to nominate, remove, approve or designate a director and this clause (viii) shall not be amended or waived without the written consent of the holders of a majority of the outstanding shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of shares of Preferred Stock) held by the Key Holders.

The Company shall give prompt written notice of any amendment, termination or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination or waiver effected in accordance with this Section 6.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Certificate of Incorporation and the other Related Agreements (as defined in the Series Seed-2 Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12 Legend on Share Certificates. Each certificate, instrument or book entry representing any Shares issued after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

> THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO A CERTAIN VOTING AGREEMENT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, AND BY ACCEPTING ANY INTEREST IN SUCH SECURITIES, THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN. A COPY OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE ISSUER.

The Company, by its execution of this Agreement, agrees that it will cause the certificates, instruments or book entries evidencing the Shares issued after the date hereof to bear or be notated with the legend required by this Section 6.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments or book entries evidencing the Shares to bear or be notated with the legend required by this Section 6.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 6.12.

6.14 Manner of Voting. The voting of all shares of Capital Stock pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. Each party to this Agreement hereby constitutes and appoints the President and Treasurer of the Company, and a designee of the Selling Stockholders, and each of them, with full power of substitution, as the proxies of the party with respect to the matters set forth herein, including, without limitation, election of persons as members of the Board of Directors in accordance with Section 2 hereto, votes regarding any Sale of the Company pursuant to Section 3 hereof and votes to increase the number of authorized shares pursuant to Section 3 hereof, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board of Directors determined pursuant to and

in accordance with the terms and provisions of this Agreement and the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions hereof. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 5 hereof. Each party hereto hereby revokes any and all previous proxies with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 5 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

6.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16 Dispute Resolution. The parties hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Southern District of New York or any court of the State of New York having subject matter jurisdiction.

6.17 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER DOCUMENTS EXECUTED IN CONNECTION WITH THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.18 Aggregation of Stock. All shares of Capital Stock held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the

availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.19 Enforcement. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

[*Signature pages follow*]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

COMPANY:

DOG PARKER, INC.

By: Chelsea Brownridge
Name: Chelsea Brownridge
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this agreement as of [Effective Date]______________.

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[Investor Name]

By: Investor Signature

Name: [Investor Name]

Title: [Investor Title]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited